UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

[NOTICE: This Notice of Convocation is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Securities code: 8306

June 8, 2022

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 17th Annual General Meeting of Shareholders (the “Meeting”) of Mitsubishi UFJ Financial Group, Inc. (the “Company”) will be held as described below.

In order to prevent the spread of the novel coronavirus (COVID-19), we ask that shareholders refrain from attending the General Meeting of Shareholders in person, if at all possible. Instead, shareholders may exercise their voting rights in advance, either electronically (via the Internet) or in writing. Please review the attached “Reference Materials Concerning the General Meeting of Shareholders” and exercise your voting rights by 5:10 p.m. on Tuesday, June 28, 2022, following the procedure described on page 6 to 10.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Hironori Kamezawa Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

PARTICULARS

1. Date and Time of the Meeting:	Wednesday, June 29, 2022, at 10:00 a.m.
(Reception scheduled to open at 9:00 a.m.)

2. Place of the Meeting:	Hiten Main Banquet Hall, Grand Prince Hotel Shin Takanawa at 3-13-1 Takanawa, Minato-ku, Tokyo

3. Matters to be dealt with at the Meeting:

Matters for Reporting:	The Business Report for the 17th Fiscal Year (from April 1, 2021 to March 31, 2022), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

Matters for Resolution:

<Proposal by the Company>

First Item of Business	Appropriation of Surplus

Second Item of Business	Partial Amendment to the Articles of Incorporation

Third Item of Business	Election of 16 (sixteen) Directors

<Proposal by Shareholders>

Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Loans to Companies that Show Disregard for Personal Information)

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Loans to Companies Involved in Defamation)

Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Learning from Others’ Mistakes)

COVID-19 Countermeasures at the Annual General Meeting of Shareholders

In order to prevent the spread of COVID-19, we have made the safety of shareholders our top priority, and will implement the following policies for holding this General Meeting of Shareholders.

•	We ask that if you attend the meeting in person, make certain to wear a mask. We also ask for your cooperation in using alcohol disinfectant upon entering the venue.

•

Attendees must have their body temperature measured before entering the venue. Attendees who have a fever of 37.5 degrees Celsius or higher, or who appear to be in poor physical health, may be refused admission to the venue.

•	Event staff on the day of the event will all wear masks.

•	Seats will be spaced far apart at the meeting venue. Please be aware that due to shareholder safety considerations, in some cases we may refuse admission to the venue.

•	Detailed information regarding our measures for preventing the spread of COVID-19 and notices of major changes to the operation of the General Meeting of Shareholders will be provided via our website.

The Company website: https://www.mufg.jp/ir/stock/meeting/index.html

Announcements

•

A copy of the Business Report, the Financial Statements, the Consolidated Financial Statements and the Audit Reports by the Independent Auditors and the Audit Committee, which are required to be attached to the Notice of Convocation of the Annual General Meeting of Shareholders, is as attached hereto as the “Business Report for the Seventeenth Fiscal Year.” The following matters, however, are not described in the “Business Report for the Seventeenth Fiscal Year” as they are described on our website pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation.

(1) Employees of the Group; (2) Principal Offices, etc. of the Group; (3) Major Borrowings; (4) Matters Concerning Shares of the Company (Total Number of Shares, Shares Outstanding); (5) Matters Concerning Independent Auditor; (6) System to Ensure Appropriate Conduct of Operations; (7) Matters Concerning Wholly-owned Specified Subsidiaries; (8) Other (Policy Concerning Exercise of Powers Granted to the Board of Directors by the Provisions of the Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act, If There Are Any Such Provisions Under the Articles of Incorporation), (Significant Accounting Estimates and Assumptions Used for Such Estimation); (9) Consolidated Statement of Changes in Net Assets and Notes to the Consolidated Financial Statements; (10) Non-consolidated Statement of Changes in Net Assets and Notes to the Non-consolidated Financial Statements; (11) Independent Auditor’s Report

The documents audited by the Audit Committee and Independent Auditors in preparing the Audit Reports and Independent Auditors Reports comprise the documents included in the “Business Report for the Seventeenth Fiscal Year,” and the documents (1) through (11) above, disclosed on our website.

•

If any matter included in the Reference Materials Concerning the General Meeting of Shareholders, the Business Report, the Financial Statements, and the Consolidated Financial Statements is to be modified, we will disclose the details of such modification on our website.

•

With regard to the results of the resolutions of the General Meeting of Shareholders, please be aware that we will post the results on our website after the conclusion of the meeting, instead of sending a written notice of the resolutions.

The Company website: https://www.mufg.jp/

Information on Livestreaming and Preliminary Questions Using the Internet

How to watch the livestream

Date and time of the streaming: Wednesday, June 29, 2022, from 10:00 a.m. to the close of the meeting

*	The streaming page will be accessible from 30 minutes before the meeting (9:30 a.m.).

Method for watching the livestream

•   Please access the “Engagement Portal” (hereinafter the “Website”), the online website for general meetings of shareholders, by directly entering the following URL on your PC, smartphone, or other devices, or scanning the QR code.

URL: https://engagement-portal.tr.mufg.jp/	(QR Code)

•	Please enter the following ID and password on the Website, and upon confirming the Terms of Use and placing a check in the “I agree to the Terms of Use” box, click the “Log in” button.

1. ID: The “Login ID” indicated on the right side of the voting right exercise form (15-digit, half-width numbers)

2. Password:	The “Temporary Password” indicated on the right side of the voting right exercise form (6-digit, half-width numbers)

*Please make sure to copy down both your ID and password before submitting the voting right exercise form.

*The changes to the password that you made on the “voting right exercise website” (please refer to page 7 of this Notice for Convocation) will not be transferred to the Website.

•	Please click “Watch today’s livestream” on the Website, and upon confirming the Terms of Use and placing a check in the “I agree to the Terms of Use” box, click the “Watch” button.

How to test the viewing environment

After you log in to the Website following the instruction on the previous page, you may test the viewing environment in advance by clicking the “Viewing Environment Test Website” button on the Website.

Precautions

•

Watching a livestream is not recognized as attendance at the General Meeting of Shareholders, according to the Companies Act. Therefore, it is not possible to ask questions, exercise voting rights, or make motions that are permitted to shareholders at the General Meeting of Shareholders via the livestream. Please exercise your voting rights in advance either online or by mailing the enclosed voting rights exercise form.

•	Livestreaming may become unavailable due to unavoidable circumstances. In that case, an announcement will be made on our website.

•	Access to the livestream and the preliminary questions will be limited to shareholders.

•	It may not be possible to watch the livestream, depending on the devices and communication environments being used.

•	Please refrain from taking photos, recording video or audio, saving the livestream, or publishing the livestream on social media.

•	Shareholders shall bear communication charges incurred in viewing the livestream.

Details regarding reception of preliminary questions

Preliminary questions from shareholders will be accepted on the matters to be dealt with at the General Meeting of Shareholders. If you wish to submit a question, please refer to the “Method for watching the livestream,” and log into the livestreaming website, and select the appropriate category and enter your preliminary question as per the instructions on the screen.

Submission period: Until 5:10 p.m., (Thursday), June 23, 2022

*	Questions must be related to the matters to be dealt with at the General Meeting of Shareholders, and are limited to one question per person.

*	The question form has a limit of 400 letters.

*

Among questions submitted in advance of the meeting, we will answer those that are of significant interest to shareholders on the day of the meeting. For all other questions, answers will be posted on our website after the General Meeting of Shareholders. Please understand that we will not be able to answer all questions. Furthermore, please note that we cannot provide answers individually.

[Inquiries on ID and password]

Mitsubishi UFJ Trust and Banking Corporation: 0120-676-808 (toll-free within Japan)

Available:	From Wednesday, June 8, 2022 to Tuesday, June 28, 2022
(9:00 a.m. to 5:00 p.m. *Excluding Saturdays, Sundays and public holidays.)
Wednesday, June 29, 2022
(9:00 a.m. until the close of the Meeting)

Request for Exercise of Voting Rights

The voting rights at the General Meeting of Shareholders is an important right for shareholders to participate in the Company’s management.

Please review the “Reference Materials Concerning the General Meeting of Shareholders” and exercise your voting rights.

Exercise of voting rights via the Internet

Please exercise your voting rights by

◾	Scanning the QR code, or

◾	Entering the login ID and temporary password.

For details, please refer to page 7.

Deadline: No later than Tuesday, June 28, 2022, at 5:10 p.m.

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the propositions on the enclosed voting right exercise form and send the completed form to the Company by return mail.

For details, please refer to page 9.

Deadline: Tuesday, June 28, 2022, to reach the Company no later than 5:10 p.m.

Handling of the voting rights exercised multiple times

1.	Please be advised that if you exercise the voting rights both in writing and via the Internet, the content of the voting rights exercised via the Internet shall be deemed valid.

2.

Please be advised that if you have exercised the voting rights multiple times via the Internet, the last exercise of the voting rights shall be deemed valid. Similarly, if you have exercised the voting rights redundantly via PC and smart phone, the last exercise of the voting rights shall be deemed valid.

Exercise of voting rights by attending the Meeting in person

For details, please refer to the map of the venue for the General Meeting of Shareholders on page 38 of the original Japanese document.

Date and time of the Meeting: Wednesday, June 29, 2022, at 10:00 a.m.

Exercise of voting rights via the Internet

Scanning QR code *Voting rights can be exercised only once using the below method.
1. Scan the QR code

*QR code is a registered trademark of DENSO WAVE INCORPORATED.

There is no need to enter your Login ID and password. Please use your smartphone to scan the “smartphone voting right exercise website login QR code” on the bottom right of the enclosed voting right exercise form.

Deadline: 5:10 p.m., Tuesday, June 28, 2022

2. Select a method of exercising voting rights
Access the URL shown on the screen to display the voting right exercise website screen. There are two methods of exercising voting rights.
Hereafter, please enter your approval or disapproval by following the instructions on the screen.

Please Note:
Should you wish to change the content of your votes after having once exercised your voting rights by scanning the QR code, you will need to scan the QR code again and enter the ‘login ID’ and ‘password’ indicated on the voting right exercise form.

Entering login ID and temporary password
1. Access the voting right exercise website (when using a PC)
(1) Click “Go to the next page.”

Voting right exercise website (https://evote.tr.mufg.jp/)
2. Log in
(2) Enter your “login ID” and “temporary password” provided on the bottom right of the voting right exercise form.
(3) Click “Log in.”
Hereafter, please enter your approval or disapproval by following the instructions on the screen.

Notes:

•  Please note that we request shareholders who exercise their voting rights via the Internet to change their “temporary password” on the voting right exercise website in order to prevent unauthorized access (“spoofing”) by third parties other than shareholders and to prevent tampering with the content of the vote.

• A new “login ID” and “temporary password” will be provided each time when a General Meeting of Shareholders is convened.
• Internet access fees, communication charges, etc. incurred in accessing the voting right exercise website from your PC or smartphone are to be borne by the shareholders.

For inquiries regarding exercise of voting rights via the Internet (Help desk)

Securities Transfer Agency Division,

Mitsubishi UFJ Trust and Banking Corporation

0120-173-027 (toll-free within Japan)

Business hours: From 9:00 a.m. to 9:00 p.m.

◾ Information for Institutional Investors Institutional investors may use an “electronic voting rights exercise platform” as a method of exercising the voting rights.

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the propositions on the enclosed voting right exercise form and send the completed form to the Company by return mail. Please note that if there is no indication of your vote for or against any item of business, we will deem that you have voted for the proposal by the Company and against the proposal by shareholder.

Deadline: Tuesday, June 28, 2022, to reach the Company no later than 5:10 p.m.

Please indicate “for” or “against” for each proposal here.

-	In case of “for”: please circle the word “For.”

-	In case of “against”: please circle the word “Against.”

If you approve the proposal by the Company and Board of Directors’ opinion

If you do not approve the proposal by the Company and Board of Directors’ opinion

[TRANSLATION]

REFERENCE MATERIALS CONCERNING

THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Reference Matters

<Proposal by the Company (from First Item of Business to Third Item of Business)>

The First Item of Business to the Third Item of Business are proposed by the Company.

First Item of Business                Appropriation of Surplus

MUFG’s basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, and to raise the dividend payout ratio progressively to 40% by fiscal year 2023. MUFG will flexibly repurchase stock as return profits to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration our business performance and capital situation, opportunities for growth investment, and the market conditions, including the stock prices. Also, MUFG will not hold treasury stock excessively to approximately 5% of the total shares outstanding and MUFG shall cancel the stocks exceeding such amount in principle.

Based on these policies, MUFG proposes the year-end dividend of ¥14.5 per share. Combined with the interim dividend of ¥13.5 per share, annual dividends will total ¥28 per share.

Matters concerning the year-end dividend:

1. Kind of dividend property
Cash
2. Matters concerning allocation and
the total amount of dividend property
Ordinary Shares ¥14.5 per share ¥183,396,519,274 in total
3. Date on which dividends from surplus
shall be effective
June 30, 2022

Second Item of Business            Partial Amendment to the Articles of Incorporation

1.	Reasons for proposal

(1)

The amended provisions stipulated in the proviso of Article 1 of the supplementary provisions of the “Act Partially Amending the Companies Act” (Act No. 70 of 2019) will be enforced on September 1, 2022. Accordingly, in order to prepare for the introduction of the system for electronic provision of materials for general meetings of shareholders, the Articles of Incorporation of the Company shall be amended as follows.

1)	The proposed Article 25, Paragraph 1 provides that information contained in the reference documents for the general meeting of shareholders, etc. shall be provided electronically.

2)	The purpose of the proposed Article 25, Paragraph 2 is to establish a provision to limit the scope of matters to be included in the paper copy to be sent to shareholders who have requested it.

3)

The provisions related to the Disclosure via Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders (Article 25 of the current Articles of Incorporation) will become unnecessary and will therefore be deleted.

4)	In line with the above establishment and deletion of the provisions, additional rules related to the effective date, etc. shall be established.

(2)	Other necessary amendments shall be made, including the renumbering of certain Articles in conjunction with the revision to laws and regulations.

2.	Details of amendments

The details of the amendments are as follows.

(Amended parts are underlined.)

Current Articles of Incorporation	Proposed Amendments
(Preferred Dividends)	(Preferred Dividends)

Article 13.

3.  The Company shall not distribute any dividends from surplus to any Preferred Shareholder or Registered Preferred Share Pledgee in excess of the prescribed amount of the relevant Preferred Dividends except for the distribution from surplus in the process of the corporate split (kyushu-bunkatsu) pursuant to Article 758, Item 8 (b) or Article 760, Item 7 (b) of the Companies Act, or the distribution from surplus in the process of the corporate split (shinsetsu-bunkatsu) pursuant to Article 763, Item 12 (b) or Article 765 Paragraph 1, Item 8 (b) of the said act.

Article 13.

3.  The Company shall not distribute any dividends from surplus to any Preferred Shareholder or Registered Preferred Share Pledgee in excess of the prescribed amount of the relevant Preferred Dividends except for the distribution from surplus in the process of the corporate split (kyushu-bunkatsu) pursuant to Article 758, Item 8 (b) or Article 760, Item 7 (b) of the Companies Act, or the distribution from surplus in the process of the corporate split (shinsetsu-bunkatsu) pursuant to Article 763 Paragraph 1, Item 12 (b) or Article 765 Paragraph 1, Item 8 (b) of the said act.

Current Articles of Incorporation	Proposed Amendments
(Disclosure via Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)	<Deleted>

Article 25. Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to the Ministry of Justice Ordinances, through a method that uses the Internet.

<Newly established>	(Measures for Electronic Provision, Etc.)
Article 25. The Company shall, when convening a general meeting of shareholders, provide information contained in the reference documents for the general meeting of shareholders, etc. electronically.

2.  Among the matters to be provided electronically, the Company may choose not to include all or part of the matters stipulated in the Ordinance of the Ministry of Justice in the paper copy to be sent to shareholders who have requested it by the record date for voting rights.

Additional Rule <Newly established>

Additional Rule(s)

Article 2. The amendment to Article 25 of the current Articles of Incorporation shall come into effect on September 1, 2022, which is the date of enforcement of the amended provisions stipulated in the proviso of Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) (the “Effective Date”).

Current Articles of Incorporation	Proposed Amendments

2.  Notwithstanding the provisions of the preceding paragraph, Article 25 (Disclosure via Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders) of the current Articles of Incorporation shall remain in force with respect to a general meeting of shareholders to be held on a date within six months from the Effective Date.

3.  This article shall be deleted after the lapse of six months from the Effective Date or the lapse of three months from the date of the general meeting of shareholders set forth in the preceding paragraph, whichever is later.

Third Item of Business             Election of 16 (sixteen) Directors

The terms of office of all directors will expire at the close of this Meeting. Therefore, based on the decision of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act), you are hereby requested to elect 16 (sixteen) directors.

The candidates are as follows.

Each of the 9 (nine) candidates for outside directors meets the Company’s “Independence Standards for Outside Directors.” The 16 (sixteen) candidates for directors are composed of 12 (twelve) male candidates and 4 (four) female candidates (accounting for 25% of the candidates).

No.	Candidate’s Name	Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies

1	Mariko Fujii	Female	3	Member of the Board of Directors Nominating Member Compensation Member Risk Member (Chairperson)	1

2	Keiko Honda	Female	2	Member of the Board of Directors Audit Member	2

3	Kaoru Kato	Male	3	Member of the Board of Directors Nominating Member Compensation Member Audit Member	1

4	Satoko Kuwabara	Female	1	Member of the Board of Directors Nominating Member Compensation Member (Chairperson)	3

5	Toby S. Myerson	Male	5	Member of the Board of Directors Risk Member	0

6	Hirofumi Nomoto	Male	3	Member of the Board of Directors Nominating Member (Chairperson) Compensation Member	4

7	Yasushi Shingai	Male	4	Member of the Board of Directors Audit Member Risk Member	3

8	Koichi Tsuji	Male	1	Member of the Board of Directors Audit Member (Chairperson)	0

9	Tarisa Watanagase	Female	5	Member of the Board of Directors Risk Member	0

No.	Candidate’s Name	Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies

10	Ritsuo Ogura	Male	2	Member of the Board of Directors Audit Member	0

11	Kenichi Miyanaga	Male	1	Member of the Board of Directors Audit Member	0

12	Kanetsugu Mike	Male	5	Member of the Board of Directors Chairman (Corporate Executive)	1

13	Hironori Kamezawa	Male	3	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	1

14	Iwao Nagashima	Male	2	Member of the Board of Directors	0

15	Junichi Hanzawa	Male	1	Member of the Board of Directors	0

16	Makoto Kobayashi	Male	—	Managing Executive Officer	0

Candidate for Outside Director
Candidate, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Nominating Member:	Member of the Nominating and Governance Committee
Audit Member:	Member of the Audit Committee
Compensation Member:	Member of the Compensation Committee
Risk Member:	Member of the Risk Committee

(Reference) Composition, etc. of the Board of Directors

Composition

The board of directors as a whole shall have an appropriately balanced composition that provides a deep understanding of the Group’s business and a wealth of knowledge and expertise on finance, financial accounting, risk management and compliance and so forth in order to ensure its effectiveness, and shall meet the following requirements in particular.

Appropriate balance	The board of directors shall have a balanced composition consisting of internal directors who are familiar with the business of MUFG and independent outside directors who oversee management and directors from an independent and objective standpoint.
Ensure independence	The percentage of independent outside directors, in principle, shall be more than half.
Oversight of the Group’s management	To ensure the effectiveness of oversight of MUFG Group’s management by the board of directors, the Presidents of MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Holdings Co., Ltd. will, in principle, also serve as directors of the Company.

In addition, the board of directors as a whole has decided to appoint individuals who have experience in “global” fields in view of the MUFG’s business development, as well as “IT/digital” and “sustainability” to lead the resolution of social issues such as the digital shift and climate change.

For the framework and the knowledge, expertise and experience of each Director after this proposal is approved, please refer to page 36.

Term of Office and Concurrent Posts of Directors

Term of office of directors	The term of office of directors shall be 1 (one) year. In discussions and decisions by the Nominating and Governance Committee on a candidate for reappointment, the number of years since such candidate assumed the office of a director of MUFG shall be considered.
Directors with concurrent posts	A director may concurrently serve as a director, corporate auditor, executive or corporate officer at a company other than MUFG Group company only to the extent such directors is able to have enough time required to appropriately fulfill the duties as a directors of MUFG, such as understanding the business and other aspects of the MUFG Group, and the directors shall report periodically to the board of directors on such concurrent posts.

Policy for Election of Members of Directors

For election of directors, the Nominating and Governance Committee shall set forth director election standards focusing on the following and nominate persons who meet such standards as director candidates.

[Outline of Election Standards for Directors]

Qualities of those entrusted as managers	Directors shall have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value of MUFG over the medium- to long-term.
Qualities of independent outside director	Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of the MUFG.
Ability of executive directors	Executive directors shall have extensive knowledge of MUFG Group’s business and the ability to appropriately perform management of MUFG.

MUFG Independence Standards for Outside Directors

1. (1)

The person does not serve as an executive director, Corporate executive, executive officer, manager or other employee (hereinafter “Executive”) of the Company or its subsidiaries, and has not served as an Executive of the Company or its subsidiaries in the 10 years prior to his or her appointment.

(2)

If the person at some time during the 10 years prior to his or her appointment had served as a Director, accounting advisor or corporate auditor (excluding a person who served as an Executive) of the Company or its subsidiaries, he or she had not served as an Executive in the 10 years prior to his or her appointment as such Director, accounting advisor or corporate auditor.

2. (1)	The person is not a person or an Executive thereof who deals with the Company or its major subsidiaries*[1] as a major business partner*[2] and has not been an Executive thereof in the last 3 years.

(2)	The person is not a major business partner or an Executive thereof of the Company or its major subsidiaries, and has not been an Executive thereof in the last 3 years.

3.

If the person is a consultant, accounting expert or legal expert, he or she has not received more than an average of 10 million yen per year in monetary or other assets from the Company excluding executive compensation, in the last 3 years, and is not an employee or other member of an accounting and law firms which deals with the Company as a major business partner*[3].

4.

The person is not a spouse or a relative within the second degree of kinship of a Director, corporate executive, executive officer of the Company or its subsidiaries or a person whose independence from the Company has not been deemed to be assured by reason of Requirements 2 and 3 above.

5.	The person is not a current major shareholder*[4] of the Company or an Executive thereof.

6.

The person is not an audit corporation or an employee or other member of such audit corporation of the Company or its subsidiaries, and has not engaged in the audit operations of the Company or its subsidiaries as such employee in the last 3 years.

*1 Major subsidiaries:	MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holding Co., Ltd.
*2 Major business partner:	Based on the criterion of 2% or more of annual consolidated net sales (annual consolidated gross profits in the case of the Company).
*3 Major business partner:	Based on the criterion of 2% or more of annual net sales.
*4 Major shareholder:	Shareholder holding 10% or more of total voting rights

Roles Outside Directors Are Expected to Fulfill

At MUFG, independent outside directors are expected to fulfill the following six roles.

1)	Supervise executives’ duties from an independent and objective standpoint	2)	Exercise the oversight of conflicts of interest that may occur between MUFG and top management executives or MUFG and controlling shareholders
3)	Provide advice and other assistance to top management executives based on their experience and expertise	4)	Contribute to sustainable corporate development and medium- to long-term growth in MUFG’s corporate value
5)	Engage in timely and appropriate decision making in the course of deliberating investment and other management judgments via the careful examination of the reasoning behind the proposals and other information presented to them	6)	Sufficiently discuss matters reported or proposed by top management executives by requesting supplementary explanation where necessary and by contributing their opinions

Please refer to page 88 onward for Corporate Governance Highlights for fiscal year 2021 (1. Corporate Governance Structure, 2. Evaluation Framework of the Board of Directors’ Operations, 3. Main Agenda Items for Fiscal Year 2021 in Each Committee, 4. Strategic shareholdings).

Number 1	Mariko Fujii	Date of Birth: March 9, 1955 (Age: 67)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
		Member of the Nominating and Governance Committee	Nominating and Governance Committee	11/11 (100%)

		Member of the Compensation Committee	Compensation Committee	8/8 (100%)

Member of the Risk Committee (Chairperson)

Career summary	Reason for proposing as candidate for Outside Director and expected roles

April 1977 July 1997 April 1999 March 2001 April 2004 June 2014 October 2015 October 2015 June 2016 January 2019 June 2019

Joined Ministry of Finance of Japan

Director, International Affairs and Research Division, Customs and Tariff Bureau, Ministry of Finance

Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo

Professor, Research Center for Advanced Economic Engineering, The University of Tokyo

Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo

Outside Director of Electric Power Development Co., Ltd.

Retired from The University of Tokyo

Retired from Outside Director of Electric Power Development Co., Ltd.

Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia

Emeritus Professor of The University of Tokyo (incumbent)

Retired from Ambassador of Japan to the Republic of Latvia

Outside Director of NTT DATA CORPORATION (incumbent)

Member of the Board of Directors (Outside Director) of the Company (incumbent)

After serving at the Ministry of Finance, Ms. Fujii has served in various important positions, including Professor of Research Center for Advanced Science and Technology of The University of Tokyo and Ambassador Extraordinary and Plenipotentiary of Japan and has built expertise and abundant experience in the areas of finance and economy through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence
Ms. Fujii meets the Company’s “Independence Standards for Outside Directors.”

Important status in other companies
Outside Director of NTT DATA CORPORATION

Number 2	Keiko Honda	Date of Birth: September 27, 1961 (Age: 60)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
		Member of the Audit Committee	Audit Committee	10/10 (100%)

Career summary	Reason for proposing as candidate for Outside Director and expected roles

April 1984 May 1986 July 1989 July 1999 July 2007 July 2013 October 2019 January 2020 March 2020 June 2020

Joined Bain & Company Japan, Inc.

Joined Shearson Lehman Brothers Securities Co., Ltd.

Joined McKinsey & Company, Inc. Japan

Partner of McKinsey & Company, Inc. Japan

Director (Senior Partner) of McKinsey & Company, Inc. Japan

Executive Vice President & CEO of Multilateral Investment Guarantee Agency (World Bank Group)

Retired from Multilateral Investment Guarantee Agency (World Bank Group)

Joined Columbia University School of International and Public Affairs as Adjunct Professor and Adjunct Senior Research Scholar (incumbent)

Outside Director of AGC Inc. (incumbent)

Member of the Board of Directors (Outside Director) of the Company (incumbent)

After working at McKinsey & Company, Inc. Japan, Ms. Honda served as Chief Executive Officer of Multilateral Investment Guarantee Agency of World Bank Group. She has built expertise and abundant experience in the areas of finance and economy through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision- making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence
Ms. Honda meets the Company’s “Independence Standards for Outside Directors.”

Important status in other companies

Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs

Outside Director of AGC Inc.

Outside Director of the Board of Recruit Holdings Co., Ltd.*

*She is scheduled to be elected and assume the post at the Annual Meeting of Shareholders of Recruit Holdings Co., Ltd. to be held in June 2022.

Number 3	Kaoru Kato	Date of Birth:May 20, 1951 (Age: 71)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
		Member of the Nominating and Governance Committee	Nominating and Governance Committee	11/11 (100%)

		Member of the Compensation Committee	Compensation Committee	8/8 (100%)

		Member of the Audit Committee	Audit Committee	16/16 (100%)

Career summary	Reason for proposing as candidate for Outside Director and expected roles
April 1977 July 1999 April 2000 June 2002 July 2005 July 2007 June 2008 June 2012 June 2016 June 2018 June 2019 March 2021

Joined Nippon Telegraph and Telephone Public Corporation (NTT)

General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.

General Manager of Plant Department of NTT DoCoMo Kansai, Inc.

General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.

Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.

Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.

Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.

President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.

Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.

Corporate Advisor of NTT DOCOMO, INC. (incumbent)

Member of the Board of Directors (Outside Director) of the Company (incumbent)

Non-executive Director of Kirin Holdings Company, Limited (incumbent)

Having served in various important positions, including President and Chief Executive Officer, Member of the Board of Directors, and Corporate Advisor of NTT DOCOMO, INC., Mr. Kato has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Kato meets the Company’s “Independence Standards for Outside Directors.”

He currently serves as Corporate Advisor of NTT DOCOMO, INC., with which the Company had business accounting for less than 1% of NTT DOCOMO, INC.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2021. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies
Corporate Advisor of NTT DOCOMO, INC. Non-executive Director of Kirin Holdings Company, Limited

Number 4	Satoko Kuwabara *The name of Ms. Satoko Kuwabara recorded in the family register is Satoko Ota.	Date of Birth: November 1, 1964 (Age: 57)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
		Member of the Nominating and Governance Committee	Nominating and Governance Committee	9/9 (100%)

		Member of the Compensation Committee (Chairperson)	Compensation Committee	6/6 (100%)

Career summary	Reason for proposing as candidate for Outside Director and expected roles
April 1990 January 1998 June 2016 March 2020 April 2020 June 2020 June 2021

Registered as an attorney at law, Member of the Daini Tokyo Bar Association

Joined Mori Sogo (current Mori Hamada & Matsumoto)

Partner of Mori Hamada & Matsumoto

Outside Director of BANDAI NAMCO Holdings Inc. (incumbent)

Outside Auditor of Unicafe Inc. (incumbent)

Partner of Gaien Partners (incumbent)

Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha (incumbent)

Member of the Board of Directors (Outside Director) of the Company (incumbent)

Ms. Kuwabara has extensive experience as an attorney and professional insight on general legal affairs. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term. Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence

Mr. Kato meets the Company’s “Independence Standards for Outside Directors.”

She currently serves as Partner of Gaien Partners, with which the Company has no consulting agreements or other transaction. In addition, although she had been Partner of Mori Hamada & Matsumoto in the past, she resigned from the firm in April 2020, and has not been involved in its management. Also, the business between Mori Hamada & Matsumoto and the Company accounts for less than 1% of the Mori Hamada & Matsumoto’s net sales in fiscal year 2021. In light of this, among other reasons, such relationship would not affect her independence from the Company.

Important status in other companies
Partner of Gaien Partners Outside Director of BANDAI NAMCO Holdings Inc. Outside Auditor of Unicafe Inc. Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha

Number 5	Toby S. Myerson	Date of Birth: July 20, 1949 (Age: 72)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares *0 *Mr. Toby S. Myerson substantively owns 368 shares of the Company by way of American Depository Receipts (ADR).
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Risk Committee

Career summary	Reason for proposing as candidate for Outside Director and expected roles
September 1977 October 1981 June 1983 April 1989 November 1990 June 2014 December 2016 January 2017 February 2017 June 2017

Registered as an attorney at law, admitted in States of New York and California in the United States Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP

Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP

Managing Director of Wasserstein Perella & Co. Inc

Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP

Outside Director of MUFG Union Bank, N.A. (incumbent)

Retired from Paul, Weiss, Rifkind, Wharton & Garrison LLP

Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)

Outside Director of MUFG Americas Holdings Corporation (incumbent)

Member of the Board of Directors (Outside Director) of the Company (incumbent)

Mr. Myerson has extensive experience as an attorney and professional insight on the fields of corporate legal affairs and successful mergers, acquisitions, divestiture and takeover transactions. The Company proposes his election as outside director since he is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Kato meets the Company’s “Independence Standards for Outside Directors.”

Although he served as a Partner and Co-Head of the Global Mergers and Acquisitions Group of Paul, Weiss, Rifkind, Wharton & Garrison LLP, he left the Firm in December 2016, and has not been involved in its management after resignation. In addition, although he currently serves as Chairman & CEO of Longsight Strategic Advisors LLC, a strategic advisory firm he established in January 2017, there is no relation between this company and the Company. In light of this and other reasons, such relationship would not affect his independence from the Company.

Important status in other companies
Chairman & CEO of Longsight Strategic Advisors LLC Outside Director of MUFG Americas Holdings Corporation Outside Director of MUFG Union Bank, N.A.

Number 6	Hirofumi Nomoto	Date of Birth: September 27, 1947(Age: 74)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 25,000
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors (Lead Independent Outside Director)	Meeting of the Board of Directors	10/10 (100%)
		Member of the Nominating and Governance Committee (Chairperson)	Nominating and Governance Committee	11/11 (100%)

		Member of the Compensation Committee	Compensation Committee	8/8 (100%)

Career summary	Reason for proposing as candidate for Outside Director and expected roles
April 1971 April 2003 April 2004 June 2007 January 2008 June 2008 April 2010 June 2010 April 2011 April 2018 June 2019

Joined TOKYU CORPORATION

Executive General Manager of Media Business Headquarters of TOKYU CORPORATION

President & Representative Director of its communications Inc.

Director of TOKYU CORPORATION Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION

Managing Director of TOKYU CORPORATION

Senior Managing Director of TOKYU CORPORATION

Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION

Senior Managing Director & Representative Director of TOKYU CORPORATION

President & Representative Director of TOKYU CORPORATION

Chairman & Representative Director of TOKYU CORPORATION (incumbent)

President & CEO of THREE HUNDRED CLUB CO., LTD. (incumbent)

Member of the Board of Directors (Outside Director) of the Company (incumbent)

Having served in various important positions, including President & Representative Director of TOKYU CORPORATION, Mr. Nomoto has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Kato meets the Company’s “Independence Standards for Outside Directors.”

He currently serves as Chairman & Representative Director of TOKYU CORPORATION, with which the Company had business accounting for less than 1% of the TOKYU CORPORATION’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2021. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Chairman & Representative Director of TOKYU CORPORATION

Director of Tokyu Fudosan Holdings Corporation

Director of TOKYU RECREATION CO., LTD.

President & CEO of THREE HUNDRED CLUB CO., LTD.

Outside Director of TOEI COMPANY, LTD.

Number 7	Yasushi Shingai	Date of Birth: January 11, 1956 (Age: 66)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
		Member of the Audit Committee	Audit Committee	16/16 (100%)

Member of the Risk Committee

Career summary	Reason for proposing as candidate for Outside Director and expected roles

April 1980 July 2001 June 2004 July 2004 June 2005 June 2006 June 2011 June 2014 January 2018 March 2018 June 2018 June 2019

Joined Japan Tobacco and Salt Public Corporation (current Japan Tobacco Inc.)

Vice President of Finance Planning Division of Japan Tobacco Inc. Senior Vice President, Head of Finance Group of Japan Tobacco Inc.

Senior Vice President, Chief Financial Officer of Japan Tobacco Inc.

Member of the Board, Senior Vice President, and Chief Financial Officer of Japan Tobacco Inc.

Member of the Board of Japan Tobacco Inc. Executive Vice President of JT International S.A.

Representative Director and Executive Vice President of Japan Tobacco Inc. External Board Director of Recruit Holdings Co., Ltd.

Member of the Board of Japan Tobacco Inc.

Outside Director of Asahi Group Holdings, Ltd.

Outside Director of ExaWizards Inc. (incumbent) Member of the Board of Directors (Outside Director) of the Company (incumbent)

Outside Director of Dai-ichi Life Holdings, Inc. (incumbent)

Having served in various important positions, including Member of the Board, Senior Vice President and Chief Financial Officer (CFO) of Japan Tobacco Inc., Executive Vice President and Deputy CEO and CFO of JT International S.A., and Executive Deputy President and Representative Director and Deputy CEO of Japan Tobacco Inc., Mr. Shingai has affluent experience as a global corporate manager and professional insight not only in corporate finance, but also M&A and corporate management after M&A. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.
Supplementary information on independence

Mr. Shingai meets the Company’s “Independence Standards for Outside Directors.”

He resigned as Member of the Board of Japan Tobacco Inc. in March 2018 and has not been involved in its management or business execution since his resignation. In addition, the Company had business accounting for less than 1% of the Japan Tobacco Inc.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2021. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Outside Director of ExaWizards Inc.

Outside Director of Dai-ichi Life Holdings, Inc.

Outside Director of Olympus Corporation*

*He is scheduled to be elected and assume the post at the General Meeting of Shareholders of Olympus Corporation to be held in June 2022.

Number 8	Koichi Tsuji	Date of Birth: April 10, 1957 (Age: 65)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
		Member of the Audit Committee (Chairperson)	Audit Committee	10/10 (100%)

Career summary	Reason for proposing as candidate for Outside Director and expected roles

October 1984 September 1988 February 1989 July 2004 February 2016 July 2019 June 2021

Joined Peat, Marwick, Mitchell & Company

Registered as Certified Public Accountant in Japan

Resident Representative, Zurich, Switzerland

Senior Partner of Ernst & Young Shin Nihon LLC

Chairman & CEO of Ernst & Young ShinNihon LLC

Chairman & CEO of EY Japan Godo Kaisha Member of the Board of Directors of EY Japan Co., Ltd.

Member of the Board of Directors (Outside Director) of the Company (incumbent)

Mr. Tsuji has affluent experience as a Certified Public Accountant and professional insight in accounting and auditing. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Tsuji meets the Company’s “Independence Standards for Outside Directors.”

Although he had been Chairman & CEO of Ernst & Young ShinNihon LLC in the past, he resigned from the post in June 2019. Following his resignation from Ernst & Young ShinNihon LLC, he had been Chairman & CEO of EY Japan Godo Kaisha, but he resigned from the post in June 2021 and is no longer be involved in its management. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies
None

Number 9	Tarisa Watanagase	Date of Birth: November 30, 1949 (Age: 72)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Risk Committee

Career summary	Reason for proposing as candidate for Outside Director and expected roles
June 1975 January 1988 October 2002 November 2006 September 2010 March 2013 June 2017 June 1975

Joined the Bank of Thailand

Economist, International Monetary Fund (On the Secondment)

Deputy Governor of the Bank of Thailand

Governor of the Bank of Thailand

Retired from the Bank of Thailand

Outside Director of the Siam Cement Public Company Limited

Member of the Board of Directors (Outside Director) of the Company (incumbent)

Ms. Watanagase has extensive experience as the former Governor of the Bank of Thailand, the central bank of the country, and professional insight on finance and economics. The Company proposes her election as outside director since she is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term. Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence
Ms. Watanagase meets the Company’s “Independence Standards for Outside Directors.”

Important status in other companies
None

Number 10	Ritsuo Ogura	Date of Birth: January 21, 1964 (Age: 58)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 95,534 Dilutive Shares* 52,436
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
		Member of the Audit Committee	Audit Committee	16/16 (100%)

Career summary		Reason for proposing as candidate for Director
The Company

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2012, Mr. Ogura has served as General Manager of the Operation Service Planning Division, General Manager of the Retail Banking Business Planning Division, Deputy Chief Executive of the Retail Banking Business Unit, Deputy Chief Executive of Corporate Services and CDO, as well as Officer in charge of Retail Banking Business and Assistant Group Head of the Global Business Group of the Company, Group CDO and Deputy Chief Officer of the Operations & Systems Planning Division, Managing Corporate Executive & Group CAO and Head of Internal Audit Division. At present, he is a Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

June 2012	Executive Officer
May 2017	Managing Executive Officer
April 2019	Managing Corporate Executive
April 2020	Managing Executive Officer
June 2020	Member of the Board of Directors (incumbent)
Subsidiaries, etc.
April 1986	Joined the Sanwa Bank, Limited
June 2012	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
May 2016	Managing Executive Officer of the Bank

Important status in other companies
None

Number 11	Kenichi Miyanaga	Date of Birth: February 25, 1960 (Age: 62)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 183,678 Dilutive Shares* 31,580
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
		Member of the Audit Committee	Audit Committee	10/10 (100%)

Career summary		Reason for proposing as candidate for Director
The Company

Since assuming the post of Executive Officer of the Trust Bank in 2009, Mr. Miyanaga has served as General Manager, Assistant to officer of Investment Planning Division, General Manager of Overseas Asset Management Division, Deputy Department Manager of Institutional Business Department, General Manager of Securities Transfer Agency Business and CAO at the Trust Bank, and Group Deputy CAO of the Company. At present, he is a Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

June 2017	Managing Executive Officer
June 2021	Member of the Board of Directors (incumbent)
Subsidiaries, etc.
April 1982	Joined The Toyo Trust and Banking Company, Limited
June 2009	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter “the Trust Bank”)
June 2013	Director and Managing Executive Officer of the Trust Bank
June 2016	Senior Managing Executive Officer of the Trust Bank
June 2017	Director, Deputy President, and Executive Officer of the Trust Bank

Important status in other companies
None

Number 12	Kanetsugu Mike	Date of Birth: November 4, 1956 (Age: 65)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 292,062 Dilutive Shares* 81,819 *The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors Chairman (Corporate Executive)	Meeting of the Board of Directors	10/10 (100%)

Career summary	Reason for proposing as candidate for Director

The Company June 2005 May 2011 May 2016 June 2017 April 2019 April 2020 April 2021 Subsidiaries, etc. April 1979 June 2005 May 2009 June 2011 May 2013 October 2015 May 2016 June 2016 June 2017

Executive Officer

Managing Executive Officer

Senior Managing Corporate Executive

Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)

Member of the Board of Directors, President & Group CEO (Representative Corporate Executive)

Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)

Member of the Board of Directors, Chairman (Corporate Executive) (incumbent)

Joined The Mitsubishi Bank, Limited

Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.

Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)

Member of the Board of Directors, Managing Executive Officer of the Bank

Senior Managing Executive Officer of the Bank

Executive Chairman of MUFG Americas Holdings Corporation

Executive Chairman of MUFG Union Bank, N.A.

Deputy President of the Bank

Member of the Board of Director, Deputy President of the Bank

President & CEO of the Bank

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (current the Bank) in 2005, Mr. Mike has served as General Manager of the Business & Systems Integration Division, Chief Executive of Corporate Services, Co-Chief Executive of the Global Business Unit and President & CEO. He also served as Director of Bank of Ayudhya Public Company Limited, Executive Chairman of MUFG Americas Holdings Corporation, Executive Chairman of MUFG Union Bank, N.A., Group Head of the Global Business Group, and President & Group CEO (Representative Corporate Executive) of the Company. At present, he is Member of the Board of Directors, Chairman (Corporate Executive) of the Company.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

Outside Director of MITSUBISHI MOTORS CORPORATION*

*He is scheduled to be elected and assume the post at the Ordinary General Meeting of Shareholders of MITSUBISHI MOTORS CORPORATION to be held in June 2022.

Number 13	Hironori Kamezawa	Date of Birth: November 18, 1961 (Age: 60)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 69,639 Dilutive Shares* 356,207
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	Meeting of the Board of Directors	10/10 (100%)
		Member of the Nominating and Governance Committee	Nominating and Governance Committee	11/11 (100%)
		Member of the Compensation Committee	Compensation Committee	8/8 (100%)

Career summary	Reason for proposing as candidate for Director

The Company June 2010 May 2014 May 2017 May 2018 April 2019 June 2019 April 2020 Subsidiaries, etc. April 1986 June 2010 May 2014 June 2017 May 2018 December 2018 April 2019 April 2020

Executive Officer

Managing Executive Officer

Managing Corporate Executive

Senior Managing Corporate Executive

Deputy President (Representative Corporate Executive)

Member of the Board of Directors, Deputy President (Representative Corporate Executive)

Member of the Board of Directors, President &

Group CEO (Representative Corporate Executive)

(incumbent)

Joined The Mitsubishi Bank, Limited

Executive Officer of The Bank of Tokyo- Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)

Managing Executive Officer of the Bank

Member of the Board of Directors, Managing Executive Officer of the Bank

Member of the Board of Directors, Senior Managing Executive Officer of the Bank

Representative of the Board of Directors & CEO of Global Open Network, Inc.

Member of the Board of Directors, Deputy President of the Bank

Representative of the Board of Directors & CEO

of Global Open Network Japan, Inc.

Member of the Board of Directors of the Bank

(incumbent)

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2010, Mr. Kamezawa has served as General Manager of Credit Policy & Planning Division, General Manager of Global Markets Planning Division, and Deputy Chief Executive of Regional Headquarters for the Americas, General Manager of New York Branch (concurrently seconded to MUFG Union Bank, N.A.), and Deputy President and CDTO. He also served as Managing Director, Head of Investment and Credit Policy & Planning Division, Deputy Managing Director for the Americas, and Deputy Chairman (Representative Corporate Executive), Group COO & Group CDTO of the Company. At present, he is Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) of the Company, concurrently serving as Member of the Board of Directors of MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies
Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley

Number 14	Iwao Nagashima	Date of Birth: March 15, 1963 (Age: 59)
*As of the date of assumption of office.
Ordinary Shares 129,081
Type and Number of Company’s Shares Owned		Dilutive Shares* 294,939
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)

Career summary	Reason for proposing as candidate for Director

The Company June 2013 June 2015 April 2019 April 2020 June 2020 April 2022 Subsidiaries, etc. April 1985 June 2011 June 2013 June 2015 June 2016 April 2019 April 2020

Executive Officer

Managing Executive Officer

Senior Managing Corporate Executive

Deputy Chairman (Representative Corporate

Executive)

Member of the Board of Directors, Deputy

Chairman (Representative Corporate Executive)

Member of the Board of Directors (incumbent)

Joined the Mitsubishi Trust and Banking

Corporation

Executive Officer of Mitsubishi UFJ Trust and

Banking Corporation (hereafter “the Trust Bank”)

Managing Executive Officer of the Trust Bank

Director and Managing Executive Officer of the

Trust Bank

Director and Senior Managing Executive Officer

of the Trust Bank

Director, Deputy President, and Executive Officer

of the Trust Bank

President and CEO of MU Trust Apple Planning

Company, Ltd.

President and CEO of the Trust Bank (incumbent)

Since assuming the post of Executive Officer of the Trust Bank in 2011, Mr. Nagashima has served as General Manager of the Securities Investment Division, General Manager of the Corporate Planning Division, Chief Executive of the Market and Global Business Unit, Deputy President and Executive Officer, CHRO and CDTO of the Trust Bank. He also served as Deputy Group Head of the Global Markets Business Group and Group CHRO and Group Deputy CDTO of the Company. At present, he is a Member of the Board of Directors of the Company, concurrently serving as President and CEO of the Trust Bank.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies
President and CEO of Mitsubishi UFJ Trust and Banking Corporation Chairman of Trust Companies Association of Japan

Number 15	Junichi Hanzawa	Date of Birth: January 19, 1965 (Age: 57)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 58,900
Dilutive Shares* 163,918
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)

Career summary	Reason for proposing as candidate for Director

The Company June 2014 April 2019 April 2021 June 2021 April 2022 Subsidiaries, etc. April 1988 June 2014 May 2018 June 2019 April 2021

Executive Officer

Managing Corporate Executive

Deputy Chairman (Representative Corporate Executive)

Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)

Member of the Board of Directors (incumbent)

Joined The Mitsubishi Bank, Limited

Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)

Managing Executive Officer of the Bank

Member of the Board of Directors, Managing Executive Officer of the Bank

President & CEO of the Bank (incumbent)

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2014, Mr. Hanzawa has served as General Manager of Corporate Planning Division, Group Head of Nagoya Corporate Banking Group, and CCO of the Bank. He also served as General Manager of Corporate Planning Division, and Group CCO of the Company. At present, he is a Member of the Board of Directors of the Company, concurrently serving as President & CEO of the Bank.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies
President & CEO of MUFG Bank, Ltd.

Number 16	Makoto Kobayashi	Date of Birth: February 22, 1962 (Age: 60)
*As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 153,058 Dilutive Shares* 19,359 *The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company		Managing Executive Officer

Career summary	Reason for proposing as candidate for Director

The Company July 2015 July 2018 Subsidiaries, etc. April 1985 June 2011 May 2015 July 2018 October 2018 April 2020 June 2020 June 2021 April 2022

Executive Officer

Managing Executive Officer (incumbent)

Joined The Mitsubishi Bank, Limited

Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(current MUFG Bank, hereafter “the Bank”)

Managing Executive Officer of the Bank

Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.

Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation

Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.

Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Member of the Board of Directors, Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.

Member of the Board of Directors, Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent)

President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2011, Mr. Kobayashi has served as General Manager of the Structured Finance Division and Group Head of Financial Solutions Group of the Bank, Deputy General Managing Officer of Corporate Planning Division and Global CSO of Mitsubishi UFJ Securities Holdings Co., Ltd. and Officer in charge of Financial Solutions Unit of the Company. At present, he is Managing Executive Officer of the Company, concurrently serving as President of Mitsubishi UFJ Securities Holdings Co., Ltd. and President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies
President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

(Notes)

1.

The Company has entered into limited liability agreements with directors who are non-executive directors. Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Mr. Koichi Tsuji, Ms. Tarisa Watanagase, Mr. Ritsuo Ogura and Mr. Kenichi Miyanaga in accordance with the provision set forth in Article 427, Paragraph 1 of the Companies Act. The content of limited liability agreement is as follows.

(Summary of the content of the Limited Liability Agreement)

With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when an outside director acts in good faith and is not grossly negligent in conducting an outside director’s duties, the outside director shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

2.

The Company has signed a directors’ and officers’ liability insurance policy with the directors and officers of the Company and MUFG Bank, Ltd. as insured parties, as stipulated in Article 430-3, Paragraph 1 of the Companies Act. This insurance policy covers legal damages and dispute costs borne by the insured parties, and the two aforementioned companies shall bear the cost of all insurance premiums. If each candidate becomes a director, they shall be insured under this insurance policy, which is scheduled for renewal with the same content in July 2022.

3.

The Company designated Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Mr. Koichi Tsuji and Ms. Tarisa Watanagase as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange, Inc. to that effect.

4.	Mr. Hironori Kamezawa is the Representative Corporate Executive of the Company.

5.

Mr. Makoto Kobayashi serves concurrently as President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There is a business relationship, etc. with respect to financial instruments such as shares and bonds between the Company and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

6.	There are no special interests between each of the other candidates and the Company.

7.

Attendance at meeting of the board of directors, etc. for Ms. Satoko Kuwabara, Mr. Koichi Tsuji, Mr. Kenichi Miyanaga and Mr. Junichi Hanzawa refers to the meetings held after they assumed the post of Member of the Board of Directors in June 2021.

8.	Upon approval of this Item of Business, the structure of the Board of Directors, including the composition of individual committees, will be as shown on the following page.

The framework of the Board of Directors and the knowledge, expertise and experience of each Director, after this proposal is approved

[Nominating], [Compensation], [Audit], and [Risk] by a name indicates that the person is the Chairperson of the respective Committee.

Knowledge, expertise and experience
	Name		Corporate manage- ment	Finance	Finance & accounting	Legal affairs	Global	IT/digital	Sustain- ability

Outside Independent	Mariko Fujii	Nominating Compensation [Risk]		●			●

Outside Independent	Keiko Honda	Audit		●			●		●

Outside Independent	Kaoru Kato	Nominating Compensation Audit	●					●	●

Outside Independent	Satoko Kuwabara	Nominating [Compensation]				●	●		●

Outside Independent	Toby S. Myerson	Risk				●	●

Outside Independent	Hirofumi Nomoto	[Nominating] Compensation	●					●	●

Outside Independent	Yasushi Shingai	Audit Risk	●		●		●	●	●

Outside Independent	Koichi Tsuji	[Audit]			●		●

Outside Independent	Tarisa Watanagase	Risk		●			●

Non- Executive	Ritsuo Ogura	Audit	Thoroughly familiar with the Group’s businesses and possess the abilities necessary to manage the Group in an appropriate manner
Non- Executive	Kenichi Miyanaga	Audit					●
	Kanetsugu Mike						●	●	●
	Hironori Kamezawa	Nominating Compensation					●	●	●
	Iwao Nagashima						●		●
	Junichi Hanzawa								●
	Makoto Kobayashi						●		●
	Outside:	Outside Director
	Non-Executive:	A non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
	Independent:	Independent director provided for by Tokyo Stock Exchange, Inc.
	Nominating:	Member of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act)
	Audit:	Member of the Audit Committee
	Compensation:	Member of the Compensation Committee
	Risk:	Member of the Risk Committee

<Proposal by Shareholders (from Fourth Item of Business to Sixth Item of Business)>

Items from the Fourth Item of Business to the Sixth Item of Business are proposed jointly by four shareholders.

<Proposal by Shareholders>

Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Loans to Companies that Show Disregard for Personal Information)

1.	Proposal details

The following clause shall be added to the Articles of Incorporation:

“The Company and its Group shall not provide loans to companies that have engaged in the leaking of personal information or similar acts.”

2.	Reasons for proposal

It goes without saying that personal information should not be disclosed without due cause. Accordingly, providing loans to companies that have leaked personal information and becoming complicit in their acts, such as those described below, is tantamount to damaging the credibility of the Group, and hence should be prevented.

In Case No. Wa 10083 of 2018, TAC Co., Ltd. disclosed the address of a woman who was a subcontract employee.

In Case No. Wa 5081 of 2021 (Representative attorneys: Tsunemichi Yokoyama and Sayaka Kurata), NTT-ME CORPORATION lost the case because the company acted in the interest of the adversary by withholding the opinion drafted by the sender’s representative attorney and the relevant evidence and it disclosed the personal information of the sender of the message to the plaintiff.

In addition, in Case No. Wa 4205 of 2021, a case with the same plaintiff and the same argument as above, in which an opinion drafted by the same attorney was submitted, the claim was dismissed by the District Court and the High Court. Therefore, actions taken by NTT-ME CORPORATION in the interest of the adversary are essentially tantamount to the leakage of personal information.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○	Board of Directors’ opinion

The Board of Directors objects to this proposal.

We have established the MUFG Way as a guideline for the execution of our management activities. Led by the MUFG Way, we have established a Code of Conduct as a set of standards for the judgments and actions of the executives and employees of each Group company. The code expresses our commitment to comply with all laws and regulations in Japan and overseas, to conduct fair and transparent corporate activities with integrity, and to behave in a manner that supports and strengthens the trust and confidence of society.

With respect to our transactions with customers, we conduct investigations appropriately in accordance with our credit policy, and confirm that customers are appropriate and proper as transaction partners before conducting business with them.

In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

The Company is not aware of any of the individual specific cases mentioned in the reasons for the proposal.

<Proposal by Shareholders>

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Loans to Companies Involved in Defamation)

1.	Proposal details

The following clause shall be added to the Articles of Incorporation:

“The Company and its Group shall not engage in loans and other transactions with companies involved in defamation and other acts.”

2.	Reasons for proposal

In the wake of the tragic events surrounding Hana Kimura, cases such as defamation and insult have come under greater public scrutiny. In such an environment, providing loans to companies involved in defamation and other acts could lead to the loss of credibility of the Company, and should be avoided.

Katsuki Tanabe, Representative Director of THE WHY HOW DO COMPANY, Inc. (former Acrodea, Inc.), slandered shareholder Masaya Usui at the company’s general meeting of shareholders held on November 26, 2021 by falsely accusing Mr. Usui of “Making threats,” “Preparing a website with an extortion ring,” and the like, for merely asking about the disposal of shares by Mr. Tanabe and the ensuing drop in stock prices.

Involvement in a company whose Representative Director himself was involved in defamation at its own general meeting of shareholders shall be avoided.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○	Board of Directors’ opinion

The Board of Directors objects to this proposal.

We have established the MUFG Way as a guideline for the execution of our management activities. Led by the MUFG Way, we have established a Code of Conduct as a set of standards for the judgments and actions of the executives and employees of each Group company. The code expresses our commitment to comply with all laws and regulations in Japan and overseas, to conduct fair and transparent corporate activities with integrity, and to behave in a manner that supports and strengthens the trust and confidence of society.

Furthermore, the MUFG Human Rights Policy Statement stipulates that we work to ensure that MUFG customers and suppliers also respect human rights.

With respect to our transactions with customers, we conduct investigations appropriately in accordance with our credit policy, and confirm that customers are appropriate and proper as transaction partners before conducting business with them.

In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

The Company is not aware of any of the individual specific cases mentioned in the reasons for the proposal.

<Proposal by Shareholders>

Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Learning from Others’ Mistakes)

1.	Proposal details

The following clause shall be stated in the Articles of Incorporation:

“To avoid system failures such as those that occurred at Mizuho Financial Group, Inc., all possible measures shall be implemented.”

2.	Reasons for proposal

Mizuho Financial Group, Inc. had eight system failures in the single year of 2021, which resulted in the imposition of administrative sanctions by the Financial Services Agency.

Such system failures not only lead to the loss of credibility of the Company and its Group, but also cause considerable inconvenience to customers.

Therefore, all possible measures should be implemented to avoid following the bad example set by Mizuho Financial Group, Inc.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○	Board of Directors’ opinion

The Board of Directors objects to this proposal.

We place our highest priority on our customers and strive to ensure the stable operations of our systems by continuously working to prevent system failures and to improve our response in the event of system failures. From the perspective of preventing system failures, we make it a general rule to avoid issuing releases on peak days such as at the end of the month, we diligently perform confirmation testing in advance, and we thoroughly implement recovery plans in the event of an incident. Furthermore, in consideration of system failures including those experienced by other companies, we also perform repeat inspections of individual systems. With respect to responding to incidents if they do occur, we promptly issue information to customers and periodically perform bank-wide training to continuously improve our response capabilities.

Based on the above, we are striving to prevent system failures from occurring while, at the same time, working to minimize the impact on customers of any failures in case they occur by creating a structure for dealing with such issues.

In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

(Reference) MUFG’s Sustainability

MUFG’s Sustainability Initiatives

With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we are engaged in value creation employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for social issues.

∎	10 priority environmental and social issues

Climate change measures & environmental protection	Response to aging population & low birthrate	Inclusion & diversity	Developing social infrastructure	Supporting industrial development & innovation
Response to poverty	Reduction of educational disparities	Ensuring equal access to financial services	Promoting workstyle reforms	Overcoming threats to health

Climate change measures & environmental protection

To become a leading financial institution in countering climate change, we announced the MUFG Carbon Neutrality Declaration in May 2021. We have published the first edition of the MUFG Progress Report to report on our progress and newly set goals.

∎	Major progress since the Carbon Neutrality Declaration

Decarbonization through Financial Services

Accelerated a range of initiatives based on customers’ needs

-	Providing diverse solutions to help them measure their own GHG emissions, set reduction plans, and implement carbon offsets. Proactively worked to establish rules and design markets.

Support for visualization of GHG emissions

We have begun providing solutions to support decarbonized management by combining the expertise in cloud services and decarbonized management possessed by Zeroboard Inc. with the bank’s network and knowledge as a comprehensive financial group.

Transition support

The Securities acted as lead arranger and structuring agent for the world’s first transition bond issue in the airline industry by Japan Airlines Co., Ltd.

Net zero GHG Emissions from Own Operations

Shifted to 100% renewable energy for electricity procured domestically by the Bank, the Trust Bank, and the Securities HD

-	Completed ahead of initial target: March 31, 2022.

-	As a result, GHG emissions have been reduced by approximately 60% domestically (approximately 30% of global GHG emissions).

-	Set a new target of shifting to 100% renewable energy for electricity procured domestically by the end of fiscal year 2022.

Net zero GHG Emissions from the Financed Portfolio

Set interim targets for the power and oil & gas sectors

-	Determined the power and oil & gas sectors as priority sectors. Measured actual results for 2019 and set interim targets for 2030.

Power sector

2019 results	GHG emission intensity target for 2030
349gCO2e/kWh	Reduction to 156-192gCO2e/kWh

Oil & Gas sector

2019 results	GHG emission reduction target for 2030
83MtCO2e	Base year 2019 Reduction rate 15-28%

Decarbonization through Responsible Investment

Joined NZAM and will set interim targets for 2030

-	Positioned climate change as a significant ESG issues and promoting engagement with investees.

-	In November 2021, we joined the Net Zero Asset Managers initiative (NZAM)*1 to accelerate our efforts. Set interim targets for 2030 by October 2022.

*1

NZAM: Formed voluntarily in 2020 by asset management companies, this initiative calls for becoming net zero by 2050 as well as limiting, through investments, the increase in global average surface temperature to 1.5°C.

Participation in Initiatives

Leading the discussion on the development of a global framework

-	Appointed as Chair of the Financing & Engagement Subcommittee of the Net-Zero Banking Alliance (NZBA)*2, which is responsible for developing a framework for transition finance.

-	We are gathering a wide range of information on global trends and the movements of global financial institutions to strengthen MUFG’s initiatives.

*2	NZBA: Established by the United Nations Environment Programme Finance Initiative (UNEP FI) in April 2021, this initiative commits banks to net zero GHG emissions in their financed portfolios by 2050.

Other Efforts

Krungsri (Bank of Ayudhya) in Thailand announced their Carbon Neutrality Vision

-	Krungsri has committed to decarbonization of own emissions by 2030 and decarbonization of financial services by 2050.

∎	Sustainable finance targets and progress

To solve environmental and social issues, we have set a sustainable finance target for the cumulative amount to be executed by fiscal year 2030. Cumulative results up to fiscal year 2021 have been steady at 14.5 trillion yen (provisional number).

∎	Revision of MUFG Environmental and Social Policy Framework (April 2022)

To achieve environmental and social considerations, we perform regular reviews in response to changes in business activities and the business environment. In April this year, we adopted a stricter policy framework, including a ban on financing new thermal coal mining projects for power generation.

Sector	Point
Oil and gas	Clarify the process for identifying and assessing risks or impacts to the environment and society for shale oil and gas and pipelines.
Mining (coal)	Prohibit financing new thermal coal mining projects for power generation
Palm oil	Limit certifications we require customers to obtain to RSPO* certification

* Roundtable on Sustainable Palm Oil

∎	Participation in TNFD Forum

MUFG joined the TNFD Forum in February 2022 in order to promote efforts for natural capital and biodiversity on a group-wide basis. As a member of the TNFD Forum, we will further contribute to the realization of a sustainable environment and society through active participation in discussions.

* TNFD: Taskforce on Nature-related Financial Disclosures

∎	Received ESG Finance Award

The Bank was awarded Gold in the Banking Category at the Third ESG Finance Awards Japan (Minister of Environment Award) hosted by the Ministry of the Environment. The Securities was awarded Silver in the Financial Services (Securities) Category. In addition, MUFG was selected as an Environmental Sustainable Company.

Response to aging population & low birthrate

MUFG provides a variety of services in response to the aging population and low birthrate, which it sees as an initiative for a society where the elderly and children can live safely and securely. In addition to expanding financial services by leveraging the Group’s strengths, MUFG is continuously working to improve convenience by creating easy-to-access channels and improving operability and design to deal with aging population.

The Trust Bank is conducting research on financial gerontology, the study of how changes in cognitive function due to aging affect economic activity and financial behavior, and is researching services that enable the elderly to use their assets in the way they desire. Through this research, we will develop products that prepare for cognitive decline and contribute to the health and longevity of our customers.

Inclusion & diversity

Inclusion and diversity are essential values to maintain organizational resilience in a time of rapid changes, and leveraging colleagues’ diverse differences and unique characteristics will help lead to the sustainable growth and development of the MUFG Group. Our focus is on our talent, our highest human capital investment, as key drivers to promote the activities and growth of Human Resources at MUFG.

In fiscal year 2021, MUFG was selected for inclusion in the Bloomberg Gender-Equality Index and the Semi-Nadeshiko Brand by the Ministry of Economy, Trade and Industry and the Tokyo Stock Exchange. MUFG also earned a Gold Rating and Best Practices in the PRIDE Index, an evaluation of LGBTQ* initiatives.

* Collective term for sexual minorities. Acronym for lesbian, gay, bisexual, transgender, and queer.

Representative Initiatives by Group Companies

Social contribution activities

In order to contribute to solving social issues in areas that are beyond the reach of financial services, we operate a framework in which an amount equivalent to 1% of the Group’s operating profit for the previous fiscal year is contributed to social contribution activities (donations, etc.).

In fiscal year 2021, in addition to response to COVID-19 in the education and medical fields, we provided assistance that contributes to provision of accurate knowledge and prevention of cancers specific to women as part of our support for women’s health, and support to promote the positive cycle of replanting and utilizing forests.

MUFG makes various disclosures about sustainability on its website.
Search the internet or scan the QR code for more information.	MUFG Sustainability	Search

https://www.mufg.jp/english/csr/

Business Report for the Seventeenth Fiscal Year (April 1, 2021 to March 31, 2022)

1.	Matters Concerning the Current State of the Company

(1)	Business Operations and Results of the Group

a.	Major Business Matters

The group/MUFG (the “Group”) is a corporate group that is comprised of the Company, 166 subsidiaries, 87 subsidiary entities, etc., and 53 affiliated corporate entities, etc. The Group conducts business in areas that include mainly commercial banking, trust banking and securities, and also credit cards and consumer finance, leasing, and asset management, and other areas, with the aim of becoming the world’s most trusted financial group.

b.	Financial and Economic Environment

Despite facing several waves of COVID-19, the global economy continued to recover on the whole during FY2021. This was due to a normalisation of economic activities thanks to vaccination programmes and government policies in many countries. On the other hand, there was a rise in global inflationary pressure caused by a recovery of demand amid continued COVID-19 restrictions on movement and supply constraints. During the fourth quarter, the situation between Russia and Ukraine took a sharp turn and strict economic sanctions were imposed on Russia, particularly by major developed countries. Natural resources and grains of which Russia accounts for a high percentage of production, such as oil, natural gas and wheat, experienced a sharp price rise and uncertainty about the future of the economy increased, which led to a deterioration of business and household sentiment globally. In Japan, measures were taken to address the spread of infection, such as declaring a state of emergency and applying priority preventative measures at times when the number of cases were rising, and the country tried to balance this with economic normalisation.

Turning to the financial situation, stock prices were generally high as economies followed a trend of recovery; however, there was a period towards the end of the fiscal year when stock prices fell significantly owing to the situation between Russia and Ukraine. There was a clear shift towards monetary policy normalisation in the US and Europe in response to economic recovery and a rise in inflation rates, resulting in an upward trend in market interest rates. In Japan, the Bank of Japan maintained its policy of large-scale monetary easing, which meant short-term interest rates remained at low levels. However, long-term interest rates increased a little towards the end of the fiscal year as they followed the upward trend of those in the US and Europe. In terms of currency exchange, the widening of the gap between US and Japanese interest rates encouraged JPY selling and JPY depreciation/USD appreciation accelerated considerably with the JPY hitting JPY125 per USD at the end of FY2021.

c.	Business Operations and Results of the MUFG Group (Results of Fiscal Year 2021)

Under such environments, with respect to the consolidated results of the MUFG Group in fiscal year 2021, ordinary profits were ¥1,537.6 billion and profits attributable to owners of parent were ¥1,130.8 billion.

Consolidated gross profits were ¥3,964.0 billion, marking an increase of ¥43.0 billion from the previous fiscal year. Net interest income was ¥2,043.6 billion, an increase of ¥138.5 billion from the previous fiscal year, mainly due to improvement of lending spread for overseas and domestic corporate as well as profits from investment trust cancellations. Trust fees and net fees and commissions income were ¥1,574.7 billion, an increase of ¥176.5 billion from the previous fiscal year, mainly due to an increase in investment product sales at domestic subsidiaries, fees and commissions at First Sentier Investors*1, as well as overseas. Net trading profits and net other operating profits were ¥345.6 billion, a decrease of ¥272.0 billion from the previous fiscal year. General and administrative (G&A) expenses were ¥2,747.2 billion, an increase of ¥74.6 billion from the previous fiscal year, due to the impact of foreign exchange translation, despite decreased expenses in Japan. As a result of the above, net operating profits totalled ¥1,216.7 billion, marking a decrease of ¥31.6 billion from the previous fiscal year. Despite recording allowance related to Russia about ¥140.0 billion, total credit costs were ¥331.4 billion, marking a decrease of ¥184.0 billion from the previous fiscal year, mainly due to reversal of the allowance reflecting an improvement of economic environment outlook in the United States and reversal of allowance for credit losses etc. associated with the decision to sell all shares of MUFG Union Bank. Net gains (losses) on equity securities resulted in gains of ¥332.6 billion, marking an increase of ¥202.3 billion due to a strong stock market, which resulted as an increase in gains on sales of equity holdings and recording gains on ETF sales. Equity in earnings of equity method investees amounted to ¥441.5 billion. As for net extraordinary gains (losses), losses of ¥47.7 billion were recorded.

As a result of the above, profits attributable to owners of parent were ¥1,130.8 billion, marking an increase of ¥353.8 billion from the previous fiscal year.

Under the regulatory standard (Basel III), Consolidated Common Equity Tier 1 capital ratio, Consolidated Tier 1 capital ratio, and Consolidated total capital ratio were 11.06%, 12.38%, and 14.29%, respectively. All of these met the required level as of March 31, 2022. The liquidity coverage ratio*2 was 170.4%, also meeting the required level.

In addition, non-performing loan ratio that shows the soundness of loan assets, remained at a low level of 1.18%.

Annual dividends per common stock for fiscal year 2021 are expected to be ¥28.0*3, ¥3.0 higher from the previous fiscal year.

In September 2021, we announced our sale of MUFG Union Bank, a United States-based subsidiary, to U.S. Bancorp, a major bank in the United States. This decision was made with the perspective of optimally allocating our management resources, and we still consider the United States a key market region. Our local operations will focus on corporate transactions, a field where we can fully leverage the strength of MUFG for continuing growth. Also, MUFG will take a balanced approach to the utilization of the capital released through this transaction to enhance further shareholder returns and make strategic investments, including growth areas such as digital and overseas AM / IS*4, in accordance with the basic capital policy.

*1	An asset manager based in Australia.
*2	The index showing adequate ownership of assets (numerator) realizable in a short period sufficient to cover the funds (denominator) expected to flow out in thirty days under stressful circumstances.
*3	Assuming that the year-end dividend for fiscal year 2021 is approved at the Annual General Meeting of Shareholders to be held on June 29, 2022.
*4	Asset Management / Investor Services

For detailed financial results, please refer to our company website. https://www.mufg.jp/english/ir/index.html

(Operations and Results by Business Group)

In order to demonstrate the strengths of its comprehensive financial group, the MUFG Group has introduced the business group system in which our group companies coordinate closely to formulate group-wide strategies and promote businesses. Each business group designs strategies that integrate the strengths of group subsidiaries and implements measures in order to meet a broad range of customer needs.

Digital Service Business Group was established in April 2021 to provide financial services using digital technology, and to enhance digital transformation throughout MUFG.

The operations and results by business group for fiscal year 2021 are as follows.

Percentage of net operating profits
New	Digital Service

Business

Digital Service Business Group targets domestic individual customers and corporate clients whose interactions with the MUFG Group mainly involve non-face-to-face transactions. This Business Group provides digital-driven financial services and, to this end, strives to expand digitized transactional contact points and enhance customer convenience. At the same time, it is in charge of leading MUFG’s across-the-board digital transformation to secure an even stronger business platform.

The digital shift in customer contact points progressed with an increase in the use of smartphone apps for account openings and change of address procedures, as well as an increase in the number of internet banking users. In addition, we worked on the digital transformation of businesses including digitization of paper forms using Ripcord’s technology and the digitization of balance confirmations by audit firms.

As part of new digital financial services, we started the provision of Money Canvas, an asset management platform for individual customers, and established Biz Forward, a joint venture with Money Forward to launch several businesses for SMEs including online factoring.

Retail & Commercial Banking	Percentage of net operating profits

Business
Retail & Commercial Banking Business Group employs a groupwide, integrated approach as it strives to meet diverse customer needs via the provision of a range of financial services and solutions, having positioned domestic individual customers and corporate clients as targeted customer segments. Its lineup includes such financial services as lending and settlement as well as those associated with asset management, inheritance and real estate in addition to business and asset succession solutions.

In order to address diverse issues related to customers’ assets, we promoted a business model that integrates the Bank, the Trust Bank, and the Securities, and continued organizational reform centered on channel reorganization in response to changes in customer contact points.

Particularly, in the wealth management (WM) business, we began operating the “WM Digital Platform,” a digital tool for understanding customers’ assets and needs across the MUFG Group, at all of our business locations. Through this tool, we have established a system to provide comprehensive solutions on a groupwide basis to the various issues our customers face.

Japanese Corporate & Investment Banking	Percentage of net operating profits

Business
Japanese Corporate & Investment Banking Business Group serves major Japanese corporations, and provides loan, settlement, forex and other services while offering comprehensive solutions backed by MUFG Group companies’ specialist expertise related to M&A and real estate to help customers achieve growth in their corporate value.

The lending spreads steadily improved as the Business Group worked to reduce low-profitability loans and promoted risk-taking for projects with high profitability potential to establish an ROE-oriented business model. In addition, we accelerated the reduction of equity holdings and made significant progress towards achieving the reduction targets of the Medium-Term Business Plan.

We are making commitments to deepen our engagement (dialogue) with customers and share business risks to resolve environmental and social issues, as well as management issues of our customers, which are becoming more complex and diverse. Our newly established Sustainable Business Division has been engaging with customers toward decarbonization and we have made investments with customers in multiple businesses that will contribute to solving future social issues.

Global Commercial Banking	Percentage of net operating profits

Business
Global Commercial Banking Business Group boasts robust networks in both the United States and Southeast Asia and provides financial services to local SMEs and individuals overseas through its partner banks,*1 such as MUFG Union Bank in the United States, Krungsri (Bank of Ayudhya) in Thailand and Bank Danamon in Indonesia, etc.

MUFG Union Bank worked to strengthen transactions with SMEs while processing the sale of its shares to U.S. Bancorp. Krungsri (Bank of Ayudhya) announced the acquisition of Vietnam-based SHB Finance*2 to expand its business base, and promoted decarbonization initiatives such as declaring Carbon Neutrality Vision. Bank Danamon promoted the reduction of funding costs by accumulating low-cost deposits, and expanded business for corporate clients by leveraging the MUFG Group’s functions and customer base.

In collaboration with Grab*3, Bank Danamon started the provision of a co-branded credit card. In collaboration with partner banks, we strengthened the foundation of business operations by sharing knowledge on risk management and other knowledge.

*1	Global Commercial Banking Business Group is in charge of MUFG Union Bank, Krungsri (Bank of Ayudhya), Bank Danamon, VietinBank and Security Bank, etc.
*2	A consumer finance company that provides unsecured loans for individuals; signed an acquisition agreement in August 2021.
*3	The largest super-app company in the ASEAN region; signed a capital and business alliance agreement with MUFG in February 2020.

Asset Management & Investor Services	Percentage of net operating profits

Business
Asset Management & Investor Services Business Group provides such services as consulting while constantly striving to further enhance its asset management capabilities and product development capabilities to better meet the diverse needs of customers at home and abroad, by employing its sophisticated specialist know-how in the areas of asset management (AM*1), investor services (IS*2) and pensions.

In the asset management field, overseas, First Sentier Investors*3 increased its asset under management centered on its flagship funds. In Japan, sales of investment products to corporate clients increased through the provision of flexible products that are in line with client needs, and the balance of publicly offered stock investment trusts*4 of Mitsubishi UFJ Kokusai Asset Management rose from 4th to 2nd in the industry.

In the investor services business field, we increased asset under administration and asset under custody in Japan and overseas by providing bundled services, such as lending and foreign exchange to funds.

In the pension business field, the balance of pension trusts under defined benefit pensions and enrollment in defined contribution pensions increased through solution proposals based on HR consulting and the provision of investment products that meet customers’ needs.

*1	Asset Management
*2	Investor Services
*3	An asset manager based in Australia
*4	Excluding ETFs

Global Corporate & Investment Banking	Percentage of net operating profits
2
Business
Global Corporate & Investment Banking (Global CIB) Business Group offers a comprehensive set of corporate & investment banking services that provide value added solutions for large global corporate and financial institution customers by leveraging our extensive network and product capabilities through an integrated business model involving the Bank and the Securities.

In the institutional investor business, one of the key strategic areas promoted jointly with the Global Markets Business Group, we steadily developed a high-profitability portfolio mainly in secured finance*1 and debt underwriting in the Non-IG*2 field.

For the existing portfolio, we continued and strengthened our efforts to optimize our balance sheet through the reduction of existing low-profitability assets and enhanced our deal screening framework. As a result, profitability indicators such as ROE and non-JPY loan margin improved significantly.

In new business initiatives, Mars Growth Capital, an AI and digital technology-based debt fund jointly managed with an Israeli fintech company, steadily expanded its lending business to Asian start-ups.

*1	Loans secured by fund investment assets, etc.
*2	Non-investment grade companies

Global Markets	Percentage of net operating profits

Business
Global Markets Business Group primarily handles customer-segment sales & trading (S&T) operations*1 associated with interest rates (bonds), forex and equities while comprehensively managing assets, liabilities and various risks via treasury operations.*2

In our sales & trading operations, although there were less profit-earning opportunities due to decrease of market participants’ activities, efforts to integrate operations with the Global Corporate & Investment Banking Business Group and progress to improve product offerings to domestic clients were made.

In the treasury operations, amidst increasing market uncertainty due to the shift in monetary policy in the United States and Europe from easing to normalization/tightening policy in response to inflation concerns, we worked to improve profitability by reducing medium- to long-term foreign currency funding and rebalancing the portfolio.

We have also made progress in the digitalization of our operations including the shift to online transactions of financial products, AI-based market forecasts, and sophistication in balance sheet management. We also expanded ESG investments and started building the long-term diversified portfolio.

*1

General term for sales operations involving the provision of financial products and solutions including foreign exchange and derivatives, and trading operations to buy and sell marketable products through inter-bank trading or trading on exchanges.

*2

Including ALM (which is the integrated management of liquidity risk and interest rate risk inherent in assets (loans, etc.) and liabilities (deposits, etc.)), global investment and other related operations.

d.	Key Issues

Japan faces structural challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector and more recently, the COVID-19 pandemic, increasing geopolitical risks and inflation concerns. These developments are changing the business environment in significant ways and with unprecedented speed.

MUFG seeks to meet these changes with clear eyes and to make the most of these challenges as opportunities for growth to become a leading force in the new era. It is with this goal that we have defined our purpose that we have set in April 2021: “Committed to empowering a brighter future.” In our Medium-term Business Plan for the three years starting from fiscal year 2021, we have defined “Corporate Transformation,” “Strategies for Growth” and “Structural Reforms” as the three strategic pillars, and we were able to promote these strategies on a groupwide basis and achieve results during fiscal year 2021.

In fiscal year 2022, we will continue to strive to meet the expectations of all our stakeholders—including customers, shareholders and employees—by structuring our business model to suit the changes in our environment and achieving higher profitability and improved return on equity.

1. Basic Policy

In our Medium-term Business Plan, our goal is to leverage our financial and digital capabilities to be the leading business partner that pioneers the future. We set this goal with the desire to help all our stakeholders take the next step forward in a time of constant change. The key words for the transformative change we will be pursuing are (1) Digitalization, (2) Sustainability Management, and (3) New Challenges/Speed. We will address the issues that confront our customers and wider society, working to provide optimal solutions.

Through these measures, we will continue to secure business stability (focusing on business resilience) and maintain our management policy that is attractive to employees and fosters greater motivation for employee participation (engagement-focused management).

2. Financial Targets and Capital Policy

We have set mid-to long-term financial targets, along with fiscal year 2023 targets, as follows. In our Medium-term Business Plan, we position ROE as the most important financial target. Furthermore, we have set profit, cost, and RWA as the three drivers to achieve the ROE target and will promote growth strategy and structural reform.

Our capital policy calls for striking an appropriate balance from three perspectives: solid equity capital adequacy, opportunities for investing capital to strengthen profitability, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established “Basic policies for shareholder returns,” which continuously seek to improve shareholder returns, focusing on dividends. MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, and to raise the dividend payout ratio progressively to 40% by fiscal year 2023. At the same time, MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and the market conditions, including the share prices.

In principle MUFG will not hold treasury stock in excess of approximately 5% of the total shares outstanding and MUFG shall cancel the shares exceeding such amount.

3. Promoting Major Business Strategies

Each of the Group’s operating companies, Business Groups, and corporate centers are working together to promote “Corporate Transformation,” “Strategies for Growth” and “Structural Reforms,” which are defined as the major strategic pillars.

In “Corporate Transformation,” to change how our company operates and executes, while focusing on “Digital transformation,” and “Contribution to addressing environmental and social issues,” we will also aim to “Transform our corporate culture” in order to accelerate decision making.

In “Strategy for Growth,” in order to strengthen profitability, we will promote our “Wealth Management Business,” “Approach of proposing solutions to the issues faced by our corporate customers,” “Asia Business,” “GCIB and Global Markets” and “Global Asset Management / Investor Services.”

In “Structural Reforms,” to ensure resilience, we will promote “Cost and risk weighted asset control,” “Transformation of our platforms and business base,” and a “Review of our business portfolios” by reconsidering our non-profitable segments and undertaking to find new business opportunities.

Although progress on some measures may be delayed due to current circumstances including the inflation trends, monetary policies, heightened geopolitical risks, and impact of policies taken for the current COVID-19 situation, we will carefully identify the extent of the impact on our measures.

(A) Corporate Transformation

Main strategies	Main initiatives
Digital transformation (DX)	• Strengthen digital service contact points with all customers and promote the digitalization of products and services. Use digital technologies to reduce operation volume.
Contribution to addressing environmental and social issues

•   Prioritize the issues of “climate change,” “the aging population and low birth rate,” and “inclusion & diversity,” while implementing business strategies, risk management, and social contribution measures.

Transform our corporate culture (Speed / Challenge)	• Promote activities based on our Purpose, cultivate a free and natural corporate culture, accelerate strategies, and encourage employees to actively take on new challenges on their own.

(B) Strategy for Growth

Main strategies	Main initiatives
Wealth management business	• Develop infrastructure and assign personnel to support comprehensive asset management. Strengthen business by providing solutions to corporate owners.
Approach of proposing solutions to the issues faced by our corporate customers	• Take on the management issues of our corporate customers, enhance our risk-taking capabilities, and work as a united Group to solve problems.
Asia business	• Achieve growth through Asia as a whole and promote digitalization, focusing primarily on our consolidated subsidiaries of Bank of Ayudhya (Thailand) and Bank Danamon (Indonesia).
GCIB & global markets	• Enhance asset velocity and flow business (O&D/O* to D, cross-selling) by increasing transactions with institutional investors.
Global asset management/investor services	• Promote contract business, which leverage our strengths, in overseas asset operation and management fields with the potential for industry growth.

(C) Structural Reforms

Main strategies	Main initiatives
Cost and risk weighted asset control	• Make necessary growth investment, while thoroughly cutting base costs. • Control risk-weighted assets by switching to highly profitable investments.
Transformation of our platforms and business base	• Implement effective and efficient investments necessary for digital shifts. • Streamline procedures and rules necessary for transformation and review decision-making processes.
Review of our business portfolios	• Improve ROE by reconsidering non-profitable segments. • Enhance business capabilities through collaborations with other companies, including companies in other industries.

*

Abbreviation for “Origination & Distribution/Origination to Distribution,” which is a business strategy for structuring financing and sales to investors. While “O&D” is a general term for all such business strategy, “O to D” refers specifically to efforts to structure deals based on investor needs.

(2)	Financial Position and Results of Operations of the Group and the Company

(Consolidated Basis and Non-Consolidated Basis)

a.	Financial Position and Results of Operations of the Group (Consolidated Basis)

	(Millions of yen)

	Fiscal Year 2018 Ended March 31, 2019	Fiscal Year 2019 Ended March 31, 2020	Fiscal Year 2020 Ended March 31, 2021	Fiscal Year 2021 Ended March 31, 2022
Ordinary income	6,697,402	7,299,078	6,025,336	6,075,887
Ordinary profits	1,348,043	1,235,770	1,053,610	1,537,649
Profits attributable to owners of parent	872,689	528,151	777,018	1,130,840
Consolidated comprehensive income (Figures in parentheses represent net loss)	686,992	271,456	1,324,655	797,310
Total net assets	17,261,677	16,855,738	17,716,257	17,988,245
Total assets	311,138,903	336,571,379	359,473,515	373,731,910

(Note)	All figures have been rounded down to the nearest first decimal place.

b.	Financial Position and Results of Operations of the Company

(Non-Consolidated Basis)

	(Millions of yen)

	Fiscal Year 2018 Ended March 31, 2019		Fiscal Year 2019 Ended March 31, 2020		Fiscal Year 2020 Ended March 31, 2021		Fiscal Year 2021 Ended March 31, 2022
Operating income	325,795		400,893		437,819		622,637
Dividends received	297,490		367,350		402,724		587,680
Dividends received from banking subsidiaries	207,160		277,471		317,452		419,691
Dividends received from other subsidiaries	25,423		20,329		18,448		52,278
Profits	139,767		429,000		377,195		571,859
Profits per share	(yen	)	(yen	)	(yen	)	(yen	)
	10.71		33.25		29.36		44.72
Total assets	17,392,746		18,650,002		19,061,312		19,977,035
Investments in banking subsidiaries	7,654,226		7,653,341		7,641,206		7,641,206
Investments in other subsidiaries	1,239,637		999,522		985,430		984,047

(Note)	All figures have been rounded down to the nearest first decimal place.

(3)	Capital Investment of the Group

a.	Total Amounts of Capital Investment

			(Millions of yen)
MUFG Bank, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Other	Total
233,831	51,356	28,317	39,014	2,895	355,414

(Notes)	1. All figures have been rounded down to the nearest unit.
2. Amounts include investments in intangible fixed assets, such as software, as well as tangible fixed assets.

3.  Capital investments related to MUFG Bank, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are allocated in segments. Capital investments related to subsidiaries not subject to allocation are not allocated to any segment, and therefore not stated under segments.

b.	New Additions, etc. of Significant Equipment

		(Millions of yen)
Company Name	Description	Amount
MUFG Americas Holdings Corporation	Data governance enhancement	12,322

(Notes)	1. All figures have been rounded down to the nearest unit.
2. Capital investments related to subsidiaries of MUFG Bank, Ltd. are not allocated to any segment, and therefore not stated under segments.

(4)	Principal Subsidiaries, etc.

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
MUFG Bank, Ltd.	Chiyoda-ku, Tokyo	1,711,958	Banking	100.00
Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	324,279	Trust Banking, Banking	100.00
Mitsubishi UFJ Securities Holdings Co., Ltd.	Chiyoda-ku, Tokyo	75,518	Securities Holding Company	100.00
Mitsubishi UFJ NICOS Co., Ltd.	Bunkyo-ku, Tokyo	109,312	Credit Cards	100.00
ACOM CO., LTD.	Chiyoda-ku, Tokyo	63,832	Loan, Loan Guarantees	40.19 (2.61)
Japan Digital Design, Inc.	Chuo-ku, Tokyo	2,300	Research	94.18 (1.16)
Global Open Network, Inc.	Chuo-ku, Tokyo	100	Holding Company	80.00
MUFG Innovation Partners Co., Ltd.	Chiyoda-ku, Tokyo	250	Venture Capital Investment	100.00
The Master Trust Bank of Japan, Ltd.	Minato-ku, Tokyo	10,000	Trust Banking, Banking	46.50 (46.50)
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Chiyoda-ku, Tokyo	2,000	Investment Trust Management	100.00 (100.00)
MU Investments Co., Ltd.	Chiyoda-ku, Tokyo	1,200	Investment Advisory	100.00 (100.00)
Mitsubishi UFJ Alternative Investments Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Securities-related operations, Investment Advisory	100.00 (100.00)
Mitsubishi UFJ Real Estate Services Co., Ltd.	Chiyoda-ku, Tokyo	300	Real Estate Brokering	100.00 (100.00)
Japan Shareholder Services Ltd.	Chiyoda-ku, Tokyo	100	SR and IR support	100.00 (100.00)
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Chiyoda-ku, Tokyo	40,500	Securities	60.00 (60.00)
au Kabucom Securities Co., Ltd.	Chiyoda -ku, Tokyo	7,196	Securities	51.00 (51.00)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
MUFG Americas Holdings Corporation	New York, NY, U.S.A.	16,164 (USD 132 million)	Bank Holding Company	100.00 (95.00)
Bank of Ayudhya Public Company Limited	Bangkok, Kingdom of Thailand	270,692 (THB 73,557 million)	Banking	76.88 (76.88)
PT Bank Danamon Indonesia, Tbk.	Jakarta, Republic of Indonesia	51,561 (IDR 5,995,576 million)	Banking	92.47 (92.47)
MUFG Investor Services Holdings Limited	Hamilton, Bermuda, British Overseas Territories	5,319 (USD 43 million)	Holding Company	100.00 (100.00)
Mitsubishi UFJ Trust International Limited	London, U.K.	6,430 (GBP 40 million)	Securities	100.00 (100.00)
Mitsubishi UFJ Asset Management (UK) Ltd.	London, U.K.	321 (GBP 2 million)	Investment Management	100.00 (100.00)
Mitsubishi UFJ Baillie Gifford Asset Management Limited	Edinburgh, U.K.	80 (GBP 500 thousand)	Investment Advisory	51.00 (51.00)
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	22,897 (USD 187 million)	Trust Banking, Banking	100.00 (100.00)
MUFG Lux Management Company S.A.	Luxembourg, Grand Duchy of Luxembourg	1,007 (EUR 7,375 thousand)	Investment Trust Management	100.00 (100.00)
First Sentier Investors Holdings Pty Ltd	Sydney, Australia	392,041 (AUD 4,255 million)	Holding Company	100.00 (100.00)
MUFG Securities (Canada), Ltd.	Toronto, Ontario, Canada	18,454 (CAD 188 million)	Securities	100.00 (100.00)
MUFG Securities EMEA plc	London, U.K.	297,178 (GBP 1,847 million)	Securities	100.00 (100.00)
MUFG Securities Asia Limited	Hong Kong, People’s Republic of China	27,231 (USD 222 million)	Securities	100.00 (100.00)
au Jibun Bank Corporation	Chuo-ku, Tokyo	73,500	Banking	29.47 (29.47)
The Chukyo Bank, Ltd.	Nagoya-shi, Aichi	31,879	Banking	39.62 (39.62)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
JACCS CO., LTD.	Hakodate-shi, Hokkaido	16,138	Agency Services for Credit Purchases	22.30 (22.30)
Morgan Stanley MUFG Securities Co., Ltd.	Chiyoda-ku, Tokyo	62,149	Securities	49.00 (49.00)
Mitsubishi HC Capital Inc.	Chiyoda-ku, Tokyo	33,196	Leasing	20.05 (5.53)
Mitsubishi Research Institute DCS Co., Ltd.	Shinagawa-ku, Tokyo	6,059	Software Development, Information Processing	20.00
Morgan Stanley	New York, NY, U.S.A.	951,068 (USD 7,770 million)	Bank Holding Company	21.47
Vietnam Joint Stock Commercial Bank for Industry and Trade	Hanoi, Socialist Republic of Vietnam	259,510 (VND 48,057,506 million)	Banking	19.72 (19.72)
Security Bank Corporation	Makati, Republic of the Philippines	18,095 (PHP 7,635 million)	Banking	20.00 (20.00)

(Notes)	1.	Amounts have been rounded down to the nearest unit.
2.	The yen equivalent of the capital amount has been calculated using the foreign exchange rate as of the date of the close of the account.
3.	The percentage of voting rights of the subsidiaries, etc. held by the Company has been rounded down to the nearest second decimal place.
4.

The figures in parentheses ( ) in the column “Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company” indicate the percentage of voting rights held by the subsidiaries, subsidiary entities, etc., of the Company.

5.	On April 1, 2021, Mitsubishi UFJ Lease & Finance Company Limited and Hitachi Capital Corporation were merged and renamed Mitsubishi HC Capital Inc.

2.	Matters Concerning Company Executives (Directors and Corporate Executives)

(1)	Status of Company Executives

Members of the Board of Directors

(As of March 31, 2022)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Mariko Fujii	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Risk Member (Chairperson)	Outside Director of NTT DATA CORPORATION	—

Keiko Honda	Member of the Board of Directors (Outside Director) Audit Member	Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs Outside Director of AGC Inc.	—

Kaoru Kato	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Audit Member	Corporate Advisor of NTT DOCOMO, Inc. Non-executive Director of Kirin Holdings Company, Limited	—

Satoko Kuwabara	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member (Chairperson)	Partner of Gaien Partners Outside Director of BANDAI NAMCO Holdings Inc. Outside Auditor of Unicafe Inc. Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha	—

Toby S. Myerson	Member of the Board of Directors (Outside Director) Risk Member	Chairman & CEO of Longsight Strategic Advisors LLC Outside Director of MUFG Americas Holdings Corporation Outside Director of MUFG Union Bank, N.A.	—

Hirofumi Nomoto	Member of the Board of Directors (Outside Director) Nominating Member (Chairperson) Compensation Member	Chairman & Representative Director of TOKYU CORPORATION Director of Tokyu Fudosan Holdings Corporation Director of TOKYU RECREATION CO., LTD. President & CEO of THREE HUNDRED CLUB CO., LTD. Outside Director of TOEI COMPANY, LTD.	—

Yasushi Shingai	Member of the Board of Directors (Outside Director) Audit Member Risk Member	Outside Director of Dai-ichi Life Holdings, Inc. Outside Director of ExaWizards Inc.	(Note) 1

Koichi Tsuji	Member of the Board of Directors (Outside Director) Audit Member (Chairperson)		(Note) 1

Tarisa Watanagase	Member of the Board of Directors (Outside Director) Risk Member		—

Ritsuo Ogura	Member of the Board of Directors Audit Member		—

Kenichi Miyanaga	Member of the Board of Directors Audit Member		—

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Kanetsugu Mike	Member of the Board of Directors		—

Saburo Araki	Member of the Board of Directors	President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative of the Board of Directors) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative of the Board of Directors)	—

Iwao Nagashima	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)	—

Junichi Hanzawa	Member of the Board of Directors	President & CEO of MUFG Bank, Ltd. (Representative of the Board of Directors)	—

Hironori Kamezawa	Member of the Board of Directors Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley	—

(Notes)	Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Audit Member: Member of the Audit Committee, Risk Member: Member of the Risk Committee
1.

Mr. Yasushi Shingai, an Audit Member, with long years of experience in an accounting department, has respectable knowledge regarding finance and accounting. Mr. Koichi Tsuji, an Audit Member, is qualified as a certified public accountant and has respectable knowledge regarding finance and accounting.

2.

To ensure the effectiveness of audit, the Company elected Mr. Ritsuo Ogura and Mr. Kenichi Miyanaga, who are directors who do not concurrently serve as Corporate Executives, as full-time Audit Members.

3.

The Company designated Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Mr. Koichi Tsuji and Ms. Tarisa Watanagase, each an Outside director, as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange to that effect.

4.	The officially registered name of Ms. Satoko Kuwabara is Satoko Ota.

Corporate Executives

(As of March 31, 2022)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Kanetsugu Mike	Chairman (Corporate Executive)

Saburo Araki	Deputy Chairman (Representative Corporate Executive)

President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative of the Board of Directors)

President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative of the Board of Directors)

Iwao Nagashima	Deputy Chairman (Representative Corporate Executive)	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)

Junichi Hanzawa	Deputy Chairman (Representative Corporate Executive)	President & CEO of MUFG Bank, Ltd. (Representative of the Board of Directors)

Hironori Kamezawa	President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley

Masato Miyachi	Senior Managing Corporate Executive Group Head, Global Corporate & Investment Banking Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors)

Takayoshi Futae	Senior Managing Corporate Executive Group Head, Global Commercial Banking Business Group & Group COO-I In charge of Overseas Business Transformation	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors)

Masahiro Kuwahara	Senior Managing Corporate Executive Group CRO

Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Director of Mitsubishi UFJ Securities Holdings Co., Ltd.

Director of MUFG Americas Holdings Corporation Director of MUFG Union Bank, N.A.

Yoshitaka Shiba	Senior Managing Corporate Executive Group CAO & Managing Director, Head of Internal Audit Division

Name	Title and Areas of Responsibility	Important Concurrent Posts
Tetsuya Yonehana	Senior Managing Corporate Executive Group CFO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Naomi Hayashi	Senior Managing Corporate Executive Group Head, Japanese Corporate & Investment Banking Business Group In Charge of Research & Advisory Planning Division	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Atsushi Miyata	Senior Managing Corporate Executive Group Head, Retail & Commercial Banking Business Group Head of Unit, Wealth Management Unit	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Takayuki Yasuda	Senior Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Director and Senior Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)

Shigeru Yoshifuji	Senior Managing Corporate Executive Group Head, Global Markets Business Group	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Hiroki Kameda	Managing Corporate Executive Group CIO

Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

President & CEO (Representative Director) of Mitsubishi UFJ Information Technology, Ltd.

Director of Global Open Network, Inc.

Director of Global Open Network Japan, Inc.

Hiroshi Mori	Managing Corporate Executive Group CLO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Masakazu Osawa	Managing Corporate Executive Group Head, Digital Service Business Group & Group CDTO

Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

CEO and Representative of the Board of Directors of Global Open Network, Inc.

Chairman and Representative of the Board of Directors of Global Open Network Japan, Inc.

Director of ACOM CO., LTD.

Yutaka Miyashita	Managing Corporate Executive Group CSO (in charge of Corporate Planning Division excluding Finance & Resources Management and Global Business), In charge of Corporate Administration Division Risk Member	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Non-executive Director of Mitsubishi UFJ Trust and Banking Corporation

Name	Title and Areas of Responsibility	Important Concurrent Posts
Keitaro Tsukiyama	Managing Corporate Executive Group CCO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Teruyuki Sasaki	Managing Corporate Executive Group CHRO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

(Note)	Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Risk Member: Member of the Risk Committee

Executive job titles are abbreviated as follows.

CEO:	Chief Executive Officer
CSO:	Chief Strategy Officer (primarily in charge of Corporate Planning Division)
CFO:	Chief Financial Officer (primarily in charge of Financial Planning Division)
CRO:	Chief Risk Officer (primarily in charge of Corporate Risk Management Division and Credit Policy & Planning Division)
CHRO:	Chief Human Resources Officer (primarily in charge of Human Resources Division)
CCO-I:	Chief Operating Officer-International (primarily in charge of Corporate Planning Division (Global Business))
CDTO:	Chief Digital Transformation Officer (primarily in charge of Digital Service Planning Division)
CCO:	Chief Compliance Officer (primarily in charge of Global Compliance Division and Global Financial Crimes Division)
CLO:	Chief Legal Officer (primarily in charge of Legal Division)
CAO:	Chief Audit Officer (primarily in charge of Internal Audit Division)
CIO:	Chief Information Officer (primarily in charge of Information Systems Planning Division)

Members of the Board of Directors and the Corporate Executives who retired during the fiscal year 2021 (titles and areas of responsibility at the time of retirement are shown in parentheses):

The following Corporate Executives resigned on April 1, 2021.

Nobuyuki Hirano (Chairman (Corporate Executive))

Masamichi Yasuda (Senior Managing Corporate Executive; Group Head, Global Markets Business Group)

Kenji Yabuta (Senior Managing Corporate Executive; Group Head, Japanese Corporate & Investment Banking Business Group; Head of Unit, Research & Advisory Unit)

Naoki Hori (Senior Managing Corporate Executive; Group Head, Retail & Commercial Banking Business Group)

Sunao Yokokawa (Senior Managing Corporate Executive; Group Head, Asset Management & Investor Services Business Group)

The following Members of the Board of Directors retired on June 29, 2021.

Haruka Matsuyama (Member of the Board of Directors (Outside Director); Nominating Member; Compensation Member (Chairperson))

Akira Yamate (Member of the Board of Directors (Outside Director); Audit Member (Chairperson))

Junichi Okamoto (Member of the Board of Directors; Audit Member)

Nobuyuki Hirano (Member of the Board of Directors)

The following Corporate Executive resigned on January 11, 2022

Tomohiro Kimura (Managing Corporate Executive; Group CHRO & Group Deputy CDTO & Group Deputy CIO)

(2)	Compensation, etc. for Company Executives

Policy on Decisions on the Contents of Compensation for Individual Executives, etc. (revised March 22, 2022)

1.	Context of the Policy

The Company’s Compensation Committee has prescribed this policy on decisions on the contents of compensation for individual Members of the Board of Directors, Corporate Executives and Executive Officers (“Executives, etc.”) (the “Policy”) in accordance with the provisions of the Companies Act with regard to a company with three committees. The outline of the Policy is as below. In addition, major subsidiaries of the Company have each prescribed a similar policy based on the Policy of the Company.

2.	Decision-Making Organization for the Policy

The Company, as a company with three committees, has established a Compensation Committee. The Compensation Committee comprises independent Outside Directors and a director who concurrently serves as President & Group CEO (Representative Corporate Executive) and is chaired by an independent outside director.

3.	Summary of the Policy

1)	Philosophy and Objective

The MUFG Group has defined as its Purpose “Empowering a brighter future.” Our goal for three years in the future is “to leverage our financial and digital capabilities to be the leading business partner that pioneers the future.” Furthermore, our medium- to long-term vision is “to be the world’s most trusted financial group.” With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we aim to further evolve our value creation by employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for social issues.

In an effort to realize such a management policy, we have decided on this Policy on compensation for executives in order to prevent excessive risk-taking and raise motivation of Executives, etc., to contribute not only to the short-term but also to the medium- to long-term improvement of financial results, while also further driving measures aimed at taking on the challenges of reform implementation, thereby improving our business resilience and competitiveness, enabling sustainable growth and the medium- to long-term enhancement of the enterprise value of the MUFG Group, and further advancing the Group’s sustainability management. In addition, this Policy has been prescribed in accordance with economic and social conditions, the business performance and financial soundness of the Company and the MUFG Group, and applicable Japanese and overseas regulations regarding compensation of executives, while at the time ensuring objectivity and transparency of the process of determining compensation for executives.

2)	Compensation Level

We determine the level of compensation for executives that is competitive and appropriate for the Company and its subsidiaries taking into consideration the economic and social context, industry trend, management environment of the MUFG Group, and status of financial results, as well as human resources markets in the country where the Executives, etc. are appointed and other important factors, and upon referencing the objective research data of third-party, specialist agencies.

Compensation levels by position (excluding Outside Directors and Directors who are Audit Members) have been set according to a compensation system in which compensation amounts for each type of compensation decrease in descending order of position, with the President & CEO being the highest-paid individual followed by the Chairman, the Deputy Chairman, Deputy President, Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles. Furthermore, “Director and Corporate Executive Allowances” and “Committee Member (Chairperson) Allowances” and similar allowances are added according to the roles and responsibilities of each executive.

3)	Composition, Structure and Contents of Compensation, etc.

-

In principle, compensation for the Company’s Executives, etc. is composed of three types: “annual base salary” (fixed), “performance-based stock compensation” (linked to stock price and medium- to long-term performance) and “cash bonuses” (linked to short-term performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of such executives.

-

In the stock compensation plan, the Company’s shares are issued to Executives, etc. by means of the trust structure. Stock compensation has been implemented in fiscal year 2016 as a common Group-wide new medium- to long-term incentive plan.

-

The proportion of the President & CEO’s compensation since fiscal year 2018 is balanced among these three types of compensation: “annual base salary : performance-based stock compensation : cash bonus = 1 : 1 : 1.” (In case the stock compensation and cash bonus are paid in base amount).

-

The proportion of compensation by position has been set according to a compensation system in which the proportion of the performance-based compensation decreases in descending order of position, with the President & CEO being the individual with the highest proportion of performance-linked compensation (approx. 67%) followed by the Chairman (approx. 60%), the Deputy Chairman (approx. 60%), Deputy President (approx. 50%), Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles.

-

Outside Directors who takes on the role of overseeing and monitoring management and directors serving as audit members are not eligible to receive stock compensation or cash bonuses in consideration of the contents of their duties.

-

Regardless of the above, compensation for Executives, etc. who are hired locally outside Japan is individually designed in order to prevent excessive risk taking, taking into account compensation regulations, compensation practice, the local market rate and other related factors in the relevant overseas region, as well as the job contents and characteristics of the duties of such Executives, etc.

*1    To enhance profitability and capital efficiency, which is one of the MUFG Group’s most important management issues and to drive the improvement of its earning structure, an absolute evaluation is conducted on the achievement of the levels upheld in the Medium-term Business Plan with respect to the indices of consolidated ROE and consolidated expense reduction amount (excluding performance-linked expenses). (See illustration on the right)

*2

To further promote sustainability management and to objectively evaluate the wide range of MUFG’s initiatives on ESG, an absolute evaluation is conducted on the level of improvement of third-party evaluations by the five major ESG rating agencies.

*3

By conducting a relative comparison of the growth rate of “Consolidated net operating profits,” which is an indication of the profitability of mainstay operations, and “Profits attributable to owners of parent,” the ultimate result of management, with other major competitors (Mizuho Financial Group, Inc. and Sumitomo Mitsui Financial Group, Inc.), the contribution of management excluding external environmental factors such as market factors is evaluated as milestones for each fiscal year.

*4

To enhance profitability and capital efficiency of mainstay operations, which is one of the MUFG Group’s most important management issues and to drive the improvement of its earning structure, the “Year-on-year change rate” and the “Target achievement rate” of the above four indices (the ratio of the year-on-year change rate and the target achievement rate is 1:1) are evaluated as the business performance for the year.

Compensation, etc. for Company Executives

					(Millions of yen)
			Total amount of compensation, etc. by classification
			Annual base salary	Cash bonus	Performance-based stock compensation		Retirement benefits, etc.
			Cash	Cash	Non-cash		Cash
Classification	Number of Recipients	Total compensation, etc.	Non- performance- based	Performance- based	Non- performance- based	Performance- based	Non- performance- based
Directors (excluding outside directors)	4	169	135	5	2	14	11
Corporate Executives	21	1,646	805	428	174	238	—
Outside Directors	11	185	185	—	—	—	—

(Notes)	1.	All figures have been rounded down to the nearest unit.
2.	The compensation, etc. paid to Corporate Executives who concurrently serve as Members of the Board of Directors is described in the column of Corporate Executive.
3.

On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan as Non-cash compensation. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan and the amounts of compensation provided during fiscal year 2021. (Please refer to the chart on the previous page for details of the stock compensation plan.)

4.	In addition to the above, the Company’s parent company (including subsidiaries), etc., paid ¥50 million as compensation for Outside Directors.
5.

The targets and achievement ratio of each index of the performance-based stock compensation under the previous Medium-term Business Plan (from fiscal year 2018 to fiscal year 2020) and the current Medium-Term Business Plan (from fiscal year 2021 to fiscal year 2023) are as follows.

<Previous Medium-term Business Plan (from fiscal year 2018 to fiscal year 2020)>

				Achievement ratio
				Fiscal year 2018		Fiscal year 2019		Fiscal year 2020
Time
span for				Per	Total	Per	Total	Per	Total
evaluation	Performance indices	Weight	Targets, etc.	index	evaluation	index	evaluation	index	evaluation
Single fiscal year	Consolidated net operating profits	25%	Determined based on comparisons with competitors	100%	120%	0%	0%	80%	115%
	Profits attributable to owners of parent	25%		140%		0%		150%
Medium-to long-term	Consolidated ROE (based on MUFG’s standard)	25%	Fiscal year 2020: 7%-8%	0% (Consolidated ROE in fiscal year 2020: 5.63%)
	Consolidated expense ratio	25%	Fiscal year 2020: A level below the fiscal year 2017 result (68%)	76% (Consolidated expense ratio in fiscal year 2020: 68.7%)

<Current Medium-term Business Plan (from fiscal year 2021 to fiscal year 2023)>

				Achievement ratio
				Fiscal year 2021		Fiscal year 2022		Fiscal year 2023
Time
span for				Per	Total	Per	Total	Per	Total
evaluation	Performance indices	Weight	Targets, etc.	index	evaluation	index	evaluation	index	evaluation
Single fiscal year	Consolidated net operating profits	25%	Determined based on comparisons with competitors	140%	130%	—	—	—	—
	Profits attributable to owners of parent	25%		120%		—		—
Medium-to long-term	Consolidated ROE (based on MUFG’s standard)	30%	Fiscal year 2023: 7.5%	—
	Consolidated expense reduction (excluding performance-linked expense)	15%	Fiscal year 2023:Reduce from fiscal year 2020
	Evaluation by ESG evaluator	5%	Fiscal year 2023: Improve from fiscal year 2020

6.

The evaluation indices of business performance for each previous fiscal year to determine the cash bonuses paid to the President during fiscal year 2019 to fiscal year 2021 are as follows. The evaluation method of the business performance of fiscal year 2021 is the same, in principle.

		Fiscal year 2019 bonuses		Fiscal year 2020 bonuses		Fiscal year 2021 bonuses
Performance-based indices	Weight	Achievement	Payment ratio	Achievement	Payment ratio	Achievement	Payment ratio
<Total evaluation>	100%	77.4%	50.0%	70.0%	50.0%	113.9%	112.5%
Quantitative evaluation (the combination of four indices, including consolidated ROE)	60%	95.7%	—	83.3%	—	123.2%	—
Qualitative evaluation	40%	50.0%	—	50.0%	—	100.0%	—

Reason for the Compensation Committee to Determine That the Contents of the Compensation of Individual Executive Officers, etc., are in Accordance with the Policy

The Company, upon determining the Policy at the Compensation Committee, has been conducting ongoing reviews of the executive compensation system from a multilateral perspective including the economic and social context, the business performance of the Company and the MUFG Group, and its consistency with the Policy which provides appropriate incentives but prevents excessive risk-taking. Accordingly, the Compensation Committee has determined that the contents of the compensation of individual Executive Officers, etc., which have been determined according to the executive compensation system are in accordance with the Policy.

(3)	Limited Liability Agreement

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into limited liability agreements, summarized as follows, with eleven non-executive directors – Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Mr. Koichi Tsuji, Ms. Tarisa Watanagase, Mr. Ritsuo Ogura, and Mr. Kenichi Miyanaga.

(Summary of the Limited Liability Agreement)

With respect to the liability set forth in Article 423, Paragraph 1 of the Companies Act, when a non-executive directors acts in good faith and is not grossly negligent in conducting directors’ duties, the non-executive directors shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Article 425, Paragraph 1 of the Companies Act.

(4)	Directors and Officers Liability Insurance

The Company has entered into a directors and officers liability insurance contract, as provided in Article 430-3, Paragraph 1 of the Companies Act, with the directors, etc., of the Company and MUFG Bank, Ltd. as the insured. Under the contract, the insured shall receive compensation for legal damages and litigation costs, which are to be borne by them. All insurance premiums of the policy are borne by the Company and MUFG Bank, Ltd.

3.	Matters Concerning Outside Directors

(1)	Concurrent Posts and Other Conditions of Outside Directors

Important concurrent posts of outside directors are as described in “2. Matters Concerning Company Executives (directors and corporate executives), (1) Status of Company Executives.” In addition, there is no special business relationship between organizations where outside directors hold important concurrent posts and the Company.

(2)	Main Activities of the Outside Directors

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Mariko Fujii	2 years and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 11/11 Compensation Committee: 8/8	She is expected to play a role in making statements from a professional perspective based on her considerable experience as a university professor and Ambassador Extraordinary and Plenipotentiary and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

Keiko Honda	1 year and 9 months	Board of Directors: 10/10 Audit Committee: 10/10	She is expected to play a role in making statements from a professional perspective based on her considerable experience as a consultant and representative of multinational organizations and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Kaoru Kato	2 years and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 11/11 Compensation Committee: 8/8 Audit Committee: 16/16	He is expected to play a role in making statements from a professional perspective based on his considerable experience, knowledge and wisdom as a manager of a leading telecommunications company in Japan and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Satoko Kuwabara	9 months	Board of Directors: 9/9 Nominating and Governance Committee: 9/9 Compensation Committee: 6/6	She is expected to play a role in making statements from a professional perspective based on her considerable experience as an attorney at law and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

Toby S. Myerson	4 years and 9 months	Board of Directors: 10/10	He is expected to play a role in making statements from a professional perspective based on his considerable experience as an attorney at law and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Hirofumi Nomoto	2 years and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 11/11 Compensation Committee: 8/8	He is expected to play a role in making statements from a professional perspective based on his considerable experience, knowledge and wisdom as a manager of one of Japan’s largest companies and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Yasushi Shingai	3 years and 9 months	Board of Directors: 10/10 Audit Committee: 16/16	He has considerable experience as a global corporate manager and is expected to play a role in making statements from a professional perspective on not only corporate finance, but also M&A and post- M&A corporate management. He has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Koichi Tsuji	9 months	Board of Directors: 9/9 Audit Committee: 10/10	He is expected to play a role in making statements from a professional perspective based on his considerable experience as a certified public accountant and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Tarisa Watanagase	4 years and 9 months	Board of Directors: 10/10	She is expected to play a role in making statements from a professional perspective based on her considerable experience as governor of the Bank of Thailand and an economist and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

(Note)	Regarding Ms. Satoko Kuwabara and Mr. Koichi Tsuji, attendance is recorded at meetings of the board of directors and other meetings held after they assumed the office of director.

4.	Matters Concerning Shares of the Company

(1)	Number of Shareholders as of March 31, 2022

Class of stock	No. of shareholders
Common stock	933,949

(2)	Major Shareholders

Name	Number of Shares Held	Percent of Shares Held to Shares Issued (Excluding Treasury Stock)
The Master Trust Bank of Japan, Ltd. (Trust account)	2,010,952,800	15.89
Custody Bank of Japan, Ltd. (Trust account)	697,488,500	5.01
BNYM AS AGT/CLTS NON TREATY JASDEC (Standing proxy: MUFG Bank, Ltd.)	534,632,894	4.22
SSBTC CLIENT OMNIBUS ACCOUNT (Standing proxy: Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	284,445,619	2.24
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS (Standing proxy: MUFG Bank, Ltd.)	233,704,588	1.84
State Street Bank West Client – Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	209,100,091	1.65
The Master Trust Bank of Japan, Ltd. (Retirement benefit trust account, Meiji Yasuda Life Insurance Company)	175,000,000	1.38
JP MORGAN CHASE BANK 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	169,142,961	1.33
Toyota Motor Corporation	149,263,153	1.18
NIPPON LIFE INSURANCE COMPANY	142,562,953	1.12
Total	4,606,293,559	36.41

(Notes)	1. Figures for the percentage of shares held have been rounded down to the nearest second decimal place.
2. In addition to the above, there are 633,959,308 shares of treasury stock owned by the Company.

(3)	Shares delivered as Consideration for the Execution of Duties to Company Executives

Classification	Recipients	Number of shares delivered	Of which, shares converted into cash
Directors (excluding outside directors)	4	314,035	157,235
Corporate Executives	28	700,551	351,851
Outside directors	—	—	—

(Notes)	1. A portion of the delivered shares has been converted into cash and payment is made in the amount equivalent to the conversion.
2. The number of shares, etc., delivered to Corporate Executives who serve concurrently as Directors are stated in the column for Corporate Executives.

(Items omitted as not applicable)

“Business Transfers, etc.” “Other Significant Matters Concerning the Current State of the Group” “Company Executives Indemnity Agreement” “Opinions of Outside Executives” “Matters Concerning Stock Acquisition Rights, etc., of the Company” “Limited Liability Agreement of Independent Auditor” “Independent Auditor Indemnity Agreement” “Basic Policy Concerning Parties Who Control Decisions on Financial and Business Policies” “Matters Concerning the Transactions with the Parent Company, etc.” “Matters Concerning Accounting Advisor”

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2022
Assets:
Cash and due from banks	110,763,205
Call loans and bills bought	872,268
Receivables under resale agreements	12,308,310
Receivables under securities borrowing transactions	4,517,952
Monetary claims bought	6,466,822
Trading assets	17,704,455
Money held in trust	1,332,492
Securities	79,560,579
Loans and bills discounted	110,426,224
Foreign exchanges	2,300,859
Other assets	14,050,293
Tangible fixed assets	1,236,012
Buildings	304,935
Land	646,197
Lease assets	11,422
Construction in progress	33,273
Other tangible fixed assets	240,183
Intangible fixed assets	1,344,225
Software	507,629
Goodwill	271,353
Lease assets	1
Other intangible fixed assets	565,241
Net defined benefit asset	1,374,607
Deferred tax assets	213,922
Customers’ liabilities for acceptances and guarantees	10,481,838
Allowance for credit losses	(1,222,162)

Total assets	373,731,910

Liabilities:
Deposits	215,427,299
Negotiable certificates of deposit	10,938,831
Call money and bills sold	2,429,791
Payables under repurchase agreements	27,619,262
Payables under securities lending transactions	1,072,578
Commercial papers	2,108,531
Trading liabilities	12,397,702
Borrowed money	31,763,332
Foreign exchanges	2,182,400
Short-term bonds payable	1,316,803
Bonds payable	13,257,347
Due to trust accounts	12,811,123
Other liabilities	10,861,695
Reserve for bonuses	136,724
Reserve for bonuses to directors	1,866
Reserve for stocks payment	8,437
Net defined benefit liability	86,355
Reserve for retirement benefits to directors	812
Reserve for loyalty award credits	17,113
Reserve for contingent losses	232,291
Reserves under special laws	4,656
Deferred tax liabilities	492,451
Deferred tax liabilities for land revaluation	94,414
Acceptances and guarantees	10,481,838

Total liabilities	355,743,665

Net assets:
Capital stock	2,141,513
Capital surplus	770,277
Retained earnings	11,998,157
Treasury stock	(451,288)
Total shareholders’ equity	14,458,659
Net unrealized gains (losses) on available-for-sale securities	1,615,060
Net deferred gains (losses) on hedging instruments	(81,145)
Land revaluation excess	140,628
Foreign currency translation adjustments	734,588
Remeasurements of defined benefit plans	193,865
Debt value adjustments of foreign subsidiaries and affiliates	(37,883)
Total accumulated other comprehensive income	2,565,114
Non-controlling interests	964,471

Total net assets	17,988,245

Total liabilities and net assets	373,731,910

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2022
Ordinary income	6,075,887
Interest income	2,587,445
Interest on loans and bills discounted	1,654,635
Interest and dividends on securities	546,968
Interest on call loans and bills bought	4,724
Interest on receivables under resale agreements	20,461
Interest on receivables under securities borrowing transactions	3,029
Interest on deposits	59,072
Other interest income	298,551
Trust fees	144,147
Fees and commissions	1,729,100
Trading income	232,471
Other operating income	411,301
Other ordinary income	971,421
Gains on loans written-off	88,558
Others	882,862

Ordinary expenses	4,538,237
Interest expenses	543,957
Interest on deposits	187,510
Interest on negotiable certificates of deposit	19,348
Interest on call money and bills sold	610
Interest on payables under repurchase agreements	17,906
Interest on payables under securities lending transactions	8,440
Interest on commercial papers	3,289
Interest on borrowed money	9,974
Interest on short-term bonds payable	104
Interest on bonds payable	264,270
Other interest expenses	32,501
Fees and commissions	298,450
Other operating expenses	298,166
General and administrative expenses	2,746,840
Other ordinary expenses	650,822
Provision for allowance for credit losses	225,714
Others	425,108

Ordinary profits	1,537,649

Extraordinary gains	159,376
Gains on disposition of fixed assets	30,226
Gains on change in equity	64,919
Gains on transfer of businesses	31,021
Gains on sales of shares of affiliates	28,968
Gains on sales of shares of subsidiaries	4,240

Extraordinary losses	207,168
Losses on disposition of fixed assets	13,363
Losses on impairment of fixed assets	174,133
Provision for reserve for contingent liabilities from financial instruments transactions	14
Losses on change in equity	19,657

Profits before income taxes	1,489,857

Income taxes-current	391,634
Income taxes-deferred	(108,224)

Total taxes	283,410

Profits	1,206,447

Profits attributable to non-controlling interests	75,606

Profits attributable to owners of parent	1,130,840

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2022
Assets:
Current assets:
Cash and due from banks	232,677
Prepaid expenses	82
Accounts receivable	160,541
Current portion of long-term loans receivable from subsidiaries and affiliates	986,275
Others	40,237
Allowance for credit losses	(102)
Total current assets	1,419,711
Fixed assets:
Tangible fixed assets:
Buildings	56
Equipment and furniture	2,442
Lease assets	3,066
Total tangible fixed assets	5,565
Intangible fixed assets:
Trademarks	88
Software	24,205
Others	3,435
Total intangible fixed assets	27,729
Investments and other assets:
Equity securities of subsidiaries and affiliates	9,423,960
Long-term loans receivable from subsidiaries and affiliates	9,075,754
Deferred tax assets	25,246
Others	29
Allowance for credit losses	(962)
Total investments and other assets	18,524,029
Total fixed assets	18,557,323

Total assets	19,977,035

Liabilities:
Current liabilities:
Short-term borrowings	1,146,146
Current portion of bonds payable	986,275
Lease liabilities	1,678
Accounts payable	17,153
Accrued expenses	34,168
Income taxes payable	56,000
Deposits received	1,597
Reserve for bonuses	729
Reserve for bonuses to directors	286
Others	14,946
Total current liabilities	2,258,982
Fixed liabilities:
Bonds payable	8,872,624
Long-term borrowings	203,500
Lease liabilities	1,647
Reserve for stocks payment	1,470
Others	7
Total fixed liabilities	9,079,249

Total liabilities	11,338,231

(In millions of yen)	As of March 31, 2022
Net assets:
Shareholders’ equity:
Capital stock	2,141,513
Capital surplus:
Capital reserve	2,141,524
Other capital surplus	851,933
Total capital surplus	2,993,457
Retained earnings:
Other retained earnings:
Other reserve	150,000
Earned surplus brought forward	3,889,020
Total retained earnings	4,039,020
Treasury stock	(450,063)
Total shareholders’ equity	8,723,928
Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	(85,124)
Total valuation and translation adjustments	(85,124)

Total net assets	8,638,803

Total liabilities and net assets	19,977,035

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2022
Operating income:
Dividends	587,680
Management fees from subsidiaries and affiliates	34,956

Total operating income	622,637

Operating expenses:
General and administrative expenses	44,960

Total operating expenses	44,960

Operating profits	577,676

Non-operating income:
Interest on loans and deposits	183,678
Others	18,773

Total non-operating income	202,452

Non-operating expenses:
Interest on borrowings	7,190
Interest on bonds payable	182,008
Provision for allowance for credit losses	88
Bond issuance costs	7,490
Others	886

Total non-operating expenses	197,665

Ordinary profits	582,464

Extraordinary gains:
Gains on liquidation of equity securities of subsidiaries	15

Total extraordinary gains	15

Extraordinary losses:
Impairment losses	2,027
Losses on retirement of fixed assets	252
Losses on valuation of equity securities of subsidiaries	2,263

Total extraordinary losses	4,542

Profits before income taxes	577,937

Income taxes-current	6,677
Income taxes-deferred	(599)

Total taxes	6,077

Profits	571,859

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

May 12, 2022

To the Board of Directors of

Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC Tokyo office

Designated Engagement Partner, Certified Public Accountant:

Hiroharu Nakamura

Designated Engagement Partner, Certified Public Accountant:

Yukihiro Otani

Designated Engagement Partner, Certified Public Accountant:

Akihiko Uchida

Designated Engagement Partner, Certified Public Accountant:

Kentaro Mizushima

Opinion

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the nonconsolidated financial statements of Mitsubishi UFJ Financial Group, Inc. (the “Company”), namely, the nonconsolidated balance sheet as of March 31, 2022, the nonconsolidated statement of income, and nonconsolidated statement of changes in net assets for the 17th fiscal year from April 1, 2021 to March 31, 2022, and the related notes and the accompanying supplemental schedules.

In our opinion, the accompanying nonconsolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Nonconsolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

(TRANSLATION)

Key Audit Matter

A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the nonconsolidated financial statements of the current period. This matter was addressed in the context of our audit of the nonconsolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. In our audit of the nonconsolidated financial statements of the current period, we identified the matter below as a key audit matter.

Valuation of Subsidiary Shares

The Company, a banking holding company that manages a wide range of financial business, has stated equity securities of subsidiaries on the balance sheet at cost. Of these, the balances of equity securities of subsidiaries with no quoted market price available are ¥8,535.1 billion, accounting for a large percentage of the total assets (approximately 42%). The valuation criteria and balance of equity securities of subsidiaries are described in “1. Securities” in “Notes to Significant Accounting Policies” in “Notes to the Non-consolidated Financial Statements” and “1. Equity Securities of Subsidiaries and Affiliates” in “Other Notes” in the “Notes to the Non-consolidated Financial Statements.”

Key Audit Matter Description

The impairment of equity securities of subsidiaries with no quoted market price available is determined by comparing the cost with the substantial value. Unless the subsidiary that issued equity securities is classified as “bankrupt borrowers,” “virtually bankrupt borrowers,” or “likely to become bankrupt borrowers,” management will decide to reduce the amount to the substantial value if the substantial value of equity securities of subsidiaries is less than 50% of these costs.

With regard to the impairment of equity securities of subsidiaries, there is no situation where the risk of material misstatement is high in our audit for this fiscal year as a result of comparing the cost of each equity securities of subsidiaries with their substantial value calculated based on the net assets per share of each subsidiary. However, since the amounts of equity securities of subsidiaries with no quoted market price available are material on the balance sheet, we identified the appropriateness of the valuation of the equity securities of subsidiaries as a key audit matter.

How the Key Audit Matter Was Addressed in the Audit

For the key audit matter, we performed the following audit procedures, among others:

•	We tested the effectiveness of controls, including the review and approval, over management’s calculation of substantial value in accordance with the Company’s internal policies.

•	We tested the effectiveness of controls over the completeness and accuracy of key underlying data used in performing the aforementioned controls.

•

We tested whether the substantial value of the equity securities of subsidiaries was appropriately calculated based on the net assets per share of each subsidiary by examining the financial information of each subsidiary. We evaluated the reasonableness of management’s judgments about whether to recognize impairment of equity securities of subsidiaries by comparing the cost with the substantial value of the equity securities of subsidiaries.

•

For the financial information of each subsidiary used as a basis of the calculation of net assets per share, we evaluated the reliability of the financial information by examining the audit procedures and audit results of principal subsidiaries performed by their auditors.

Other Information

Management is responsible for the other information. The Audit Committee is responsible for overseeing the Officers and Directors’ execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

(TRANSLATION)

Our opinion on the nonconsolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the nonconsolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the nonconsolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Nonconsolidated Financial Statements

Management is responsible for the preparation and fair presentation of the nonconsolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of nonconsolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the nonconsolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the Officers and Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Nonconsolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the nonconsolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these nonconsolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the nonconsolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the nonconsolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

(TRANSLATION)

•

Evaluate whether the overall presentation and disclosures of the nonconsolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the nonconsolidated financial statements, including the disclosures, and whether the nonconsolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with it all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the nonconsolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader. “The accompanying supplemental schedules” referred to in this report are not included in the attached financial documents.

Audit Report

We, as the Company’s Audit Committee, have audited the performance of duties of the Company’s Directors and Corporate Executive Officers during the Company’s fiscal year from April 1, 2021 to March 31, 2022, and hereby report our audit method and results of the audit as follows:

1.	Audit Method Applied by the Audit Committee and Details Thereof

We established the audit policy and audit plans, and received from the Directors, Corporate Executive Officers and other appropriate persons, as well as the Independent Auditors, reports on the performance of their duties, and, when necessary, requested explanations regarding such reports.

In accordance with the audit policy, audit plans and other appropriate policies or plans established by the Audit Committee, the Audit Committee endeavored to gather necessary information and create an improved environment for auditing by taking steps to facilitate communication with the Directors, Corporate Executive Officers and the Internal Audit Division as well as with employees from various sections, including the division responsible for internal control systems and the relevant sections supervising the Company’s group businesses, and to utilize internal audit by the Internal Audit Division. The members of the Audit Committee also attended important meetings, received from the Directors, Corporate Executive Officers, employees and other related persons reports on the performance of their duties (including reports relating to the Company’s subsidiaries), requested explanations regarding such reports when necessary, and inspected the documents related to important decisions in order to examine the status of the Company’s business and assets. The Audit Committee also received reports from the Directors, Corporate Executive Officers, employees and other related persons, requested explanations when necessary, and expressed opinions, on the contents of resolutions by the Board of Directors regarding the establishment of systems as provided in (b) and (e) of Paragraph 1, Article 416 of the Company Law, and on the status of the development and implementation of the systems established by such resolutions (internal control systems).

With respect to the internal control over financial reporting, the Audit Committee received reports from the Directors, Corporate Executive Officers and other related persons on their self-assessment and from Deloitte Touche Tohmatsu LLC on the status of their audit, and requested explanations regarding such reports when necessary.

The Audit Committee took steps to facilitate communication with the Directors and other related persons, Audit and Supervisory Committees and Corporate Auditors of the Company’s subsidiaries and to share information with them. When necessary, the Audit Committee received reports from subsidiaries on their respective businesses.

Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee oversaw and verified whether the Independent Auditors maintained their independence and conducted their audit in a reasonable manner. The Audit Committee also received from the Independent Auditors reports on the performance of their duties as well as material audit matters, and requested explanations regarding those reports when necessary. The Audit Committee received reports, and when necessary requested explanations and discussed regarding such reports, from the Independent Auditors that they have taken appropriate steps to establish and implement the “system for ensuring appropriate execution of its duties” (as enumerated in Article 131 of the Company Accounting Regulation Ordinance).

Based on the foregoing method, the Audit Committee reviewed the non-consolidated financial statements (namely, the balance sheet as of March 31, 2022 of the Company, the related statements of income and changes in net assets, and the notes to the non-consolidated financial statements) and accompanying notes, and the consolidated financial statements (namely, the consolidated balance sheet as of March 31, 2022 of the Company, the related consolidated statements of income and changes in net assets, and the notes to the consolidated financial statements) for the 17th fiscal year from April 1, 2021 to March 31, 2022.

2.	Results of Audit

(1)	Results of Audit of the Business Report and others

A.

In our opinion, the Business Report and the supplementary schedules present fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.

In our opinion, there are no fraudulent acts or material facts in the course of the Directors’ and Corporate Executive Officers’ performance of their duties that violated the applicable laws and regulations or the Articles of Incorporation of the Company.

C.

In our opinion, the details of the resolutions of the Board of Directors regarding the internal control systems are appropriate. Furthermore, we believe that no material issues have been raised concerning items described in the Business Report as well as the performance of the Directors’ and Corporate Executive Officers’ duties both regarding the internal control systems, including that over financial reporting.

(2)	Results of Audit of the Non-consolidated Financial Statements and the Accompanying Supplemental Schedules

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

May 16, 2022

Members of the Audit Committee of Mitsubishi UFJ Financial Group, Inc.

Koichi Tsuji

Keiko Honda

Kaoru Kato

Yasushi Shingai

Ritsuo Ogura

Kenichi Miyanaga

Note:	Koichi Tsuji, Keiko Honda, Kaoru Kato and Yasushi Shingai are outside directors as provided in Item 15, Article 2, and Paragraph 3, Article 400, of the Company Law.

-End-

(Reference) Corporate Governance Highlight

1. Corporate Governance Structure (As of March 31, 2022)

Characteristics of the Company’s Corporate Governance Structure

•	Oversight function of the Board of Directors is strengthened with the “company with three committees” structure to secure functional separation between management supervision and business execution

•	The majority of the Board of Directors consists of Outside Directors to ensure that decisions are made from an outside perspective.

•	All the committees under the Board of Directors are chaired by Outside Directors

2. Evaluation Framework of the Board of Directors’ Operations

Since 2013, the Company has retained external consultants to evaluate the Board of Directors. These consultants conduct questionnaire surveys of and interviews with all of the Directors regarding the composition of committees, advance preparations, the content of discussions, the status of operations and contributions, as well as assessments of the system of the executive side. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board of Directors.

The questionnaires and interviews were conducted in February and March 2022. The fiscal year 2021 evaluation confirmed that the effectiveness of the Board of Directors continues to be ensured as a result of emphasis on improving monitoring effectiveness, an issue that had been identified in the previous fiscal year.

Specifically, the Board of Directors made important decisions thanks to timely and appropriate deliberations by repeatedly holding extraordinary sessions for discussing about important agenda items including the sale of MUFG Union Bank and the Carbon Neutrality Declaration.

It was also confirmed that each of the three statutory committees (Nominating and Governance Committee, Compensation Committee, and Audit Committee) continues to function effectively.

In addition, in light of the revised Corporate Governance Code and other factors, we have implemented a self-assessment of Directors for the first time. We are working constantly to improve the effectiveness of the Board of Directors’ operations. On the other hand, we`ve identified continuous operational improvements in the Board of Directors and further support to the activities of the Directors as our challenges and we will work on improving the effectiveness in the Board of Directors.

3. Main Agenda Items for Fiscal Year 2021 in Each Committee

Nominating and Governance Committee (Meetings held: 11 times)

∎	Proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of Director candidates

∎	Matters related to candidates for major management positions in the holding company or major subsidiaries

∎	Corporate governance policies and frameworks

∎	Annual evaluation of the Board of Directors and committees under the Board of Directors, etc.

Compensation Committee (Meetings held: 8 times)

∎	Extension of performance-based compensation plan (including review of performance-linked content)

∎	Compensation systems for officers at the holding company and major subsidiaries

∎	Regular verification and review of policies for the determination of compensation

∎	Evaluation of bonuses for the President and CEO, etc. for fiscal year 2020 and setting of targets for fiscal year 2021

∎	Determination of individual compensation for Directors and Corporate Executives

Audit Committee (Meetings held: 16 times)

∎

Conducting an audit on the execution by the members of the Board and the corporate executive officers of their respective duties and responsibilities, pursuant to the provisions of the Companies Act of Japan (Companies Act audit)

∎	Oversight of the operations of the Group by overseeing (1) financial reporting, (2) risk management and internal controls, (3) compliance, (4) internal audits, and (5) external audits

∎	Regular meetings with the representative corporate executives concerning key issues related to Group management

∎	Regular meetings with the members of audit and supervisory committees and the like of the Company’s major subsidiaries

∎	Performing audit of overseas operational bases and conducting interviews with the relevant local supervisory authorities

Risk Committee (Meetings held: 6 times)

∎	Verification of risk appetite (allocated capital, stress tests, etc.) in the course of business planning

∎	Response to climate change

∎	Response to non-financial risks (operational resilience, IT / cyber / digital risks, etc.)

∎	Risk status and risk management structure for overseas operations

4. Strategic shareholdings

∎ Strategic shareholdings policy

MUFG has adopted a basic policy, taking into account shareholding risk, capital efficiency and international financial regulations, shall reduce the amount of shares held for the purpose of strategic investment*, following sufficient consultation with the relevant corporate business clients.

* “Shares held for the purpose of strategic investment” refers to shares held for the purpose of increasing the medium- to long-term economic profits of MUFG, the Bank and the Trust Bank through maintaining and expanding comprehensive business relations with our corporate business clients.

∎ Efforts to reduce Strategic shareholdings*1

In fiscal year 2021, we sold approximately ¥169.0 billion of its strategic shareholdings (simple combined revenue of the Bank and the Trust Bank, acquisition cost basis).

The target over the three years from fiscal year 2021 to fiscal year 2023 was raised by ¥200.0 billion from ¥300.0 billion, and we aim to sell ¥500.0 billion of its strategic shareholdings.

∎ Examination of significance and economic rationale of shareholdings

Shares held for the purpose of strategic investment will be examined for their significance and economic rationale from the perspectives of our corporate business clients’ growth and earnings and the strengthening of business relations. We shall proceed with selling those shareholdings for which there is insufficient rationale, after securing an understanding of the relevant corporate business clients.

Economic rationale is examined based on overall business RORA*1 target value, which is set based on MUFG’s capital costs.

∎ Standards with respect to the exercise of voting rights

We will make comprehensive decisions on every proposal for the agenda of a shareholders meeting after confirming the following two points.

(i)	Will it increase the medium- to long-term corporate value and lead to continuous growth including ESG*1 elements of the relevant corporate business client?

(ii)	Will it increase the medium- to long-term economic profits of MUFG, the Bank and the Trust Bank?

Significant agenda*2 will be determined through communication with the relevant corporate business client, etc. as necessary. The status of the exercise of voting rights of the most important strategic shareholdings will be reported to MUFG’s Board of Directors.

*1	Environmental (E), Social (S) and Governance (G)
*2

Agenda on disposal of surplus, election of directors or corporate auditors, election of outside directors or outside corporate auditors, retirement benefits for corporate auditors, organizational restructure takeover defense, etc.